SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2021 to December 31, 2021)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” OR “KRW” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic) (1)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range) (2)
Corporate bonds	February 2019	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
April 2019
November 2019
	February 2020	A+
June 2020
May 2021
	February 2019	AA-	Korea Investors Service, Inc. (AAA ~ D)
June 2019
October 2019
	February 2020	A+
June 2020
March 2021
	August 2021	AA-	Korea Ratings Corporation (AAA ~ D)
April 2019
November 2019
	February 2020	A+
May 2020
April 2021
September 2021

(1)	The results of our credit ratings subsequent to the reporting period are as follows:

Subject instrument	Month of rating	Credit rating (2)	Rating agency (Rating range)
Corporate bonds	February 2022	A+	Korea Investors Service, Inc. (AAA ~ D)
Corporate bonds	February 2022	A+	NICE Information Service Co., Ltd. (AAA ~ D)

(2)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2021)

There were no changes to our issued capital stock during the reporting period ended December 31, 2021.

(2)	Convertible bonds (as of December 31, 2021)

Description	Issue Date	Maturity Date	Issue Amount (in Won)		Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion		Outstanding Bonds			Notes
							Conversion Ratio	Conversion Price	Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000	(1)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~19,845	813,426,670,000	(1)	40,988,998	Listed on Singapore Stock Exchange

Total	—	—	813,426,670,000		—	—	100%	~~W~~19,845	813,426,670,000		40,988,998	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

D.	Voting rights (as of December 31, 2021)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2021	2020	2019
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		1,186,182	(94,853)	(2,829,705)
Earnings (loss) per share (Won)(2)		3,315	(265)	(7,908)
Total cash dividend amount for the period (million Won)(3)		232,580	—	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(4)		19.61	—	—
Cash dividend yield (%)(5)	Common shares	2.82	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	650	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)

The cash dividend amount for the fiscal year 2021 is subject to approval at the annual general meeting of shareholders on March 23, 2022. In the event of a rejection or amendment of the cash dividend amount at the annual general meeting of shareholders, we expect to file an amended annual report explaining the reasons for such rejection or amendment.

(4)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(5)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends		Average Dividend Yield
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	—	0.65

(1)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (no dividends were paid with respect to fiscal years 2018, 2019 and 2020).

(2)

The cash dividend per share for the fiscal year 2021 is expected to be approved at the annual general meeting of shareholders on March 23, 2022. The historical dividend information above is based on the actual, confirmed dividend amounts and does not include the expected dividend information for 2021. When the 2021 dividend information is included, the average dividend yield for the last 3 years and the last 5 years is 0.94% and 0.90%, respectively.

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 23, 2021 at the annual general meeting of shareholders, and certain amendments as summarized below have been submitted for approval at the upcoming annual general meeting of shareholders. Consequently, our articles of incorporation may be subject to change based on the results of such upcoming annual general meeting of shareholders.

Articles to be Amended	Description of Amendments
Revision of Article 37-2 (Composition of Audit Committee)	To enhance the independence of the audit committee and strengthen its internal monitoring function by requiring the committee to consist of four outside directors (from three outside directors).

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 32%, 42% and 26% of our total sales, respectively, in 2021. Our customers primarily consist of global set makers, and our top ten customers comprised 86% of our total sales revenue in 2021. As a company focused on exports, our overseas sales accounted for approximately 98% of our total sales in 2021. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our production capacity is approximately 9.2 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~3.2 trillion in 2021, and we plan to make investments within our earnings before interest, tax, depreciation and amortization (“EBITDA”) while continuing to enhance our financial stability in 2022. The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of major raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 7% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

(Unit: In billions of Won)

	2021	2020	2019
Sales Revenue	29,878	24,262	23,476
Gross Profit	5,305	2,635	1,868
Operating Profit (loss)	2,231	(36)	(1,359)
Total Assets	38,155	35,066	35,575
Total Liabilities	23,392	22,335	23,086

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Demand for display panels for traditional IT products such as notebooks and desktop monitors has shown a strong growth due to changes in lifestyle including increased instances of working from home and online classes as a result of the COVID-19 pandemic, and demand for high-end products has also sustained.

•

Demand for smartphone and automotive display panels has fluctuated due to weakened conditions in the end-product market in light of the COVID-19 pandemic. However, further growth is expected with the release of new products using plastic OLED panels and those that offer changes in form factors or new customer experiences such as foldable smartphones.

•

The market for television display panels has shown a steady growth, largely from developed countries, and has rapidly become focused on larger-sized panels reflecting increased consumer needs for larger screens.

•	We also anticipate a gradual growth in the market for high value-added product segments such as display panels for industrial uses.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Cinematic Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television business, we are expanding our offerings of premium products such as OLED products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business by continuing to introduce differentiated products and obtaining additional production capacity for 8.5th and 10.5th generation OLED display panels. In the IT business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile business, we have commenced mass production of 6th generation plastic OLED smartphones. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business, including automotive display panels.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid active investments in new fabrication facilities led by Chinese panel manufacturers and their expanding level of dominance in the sector. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2021	2020	2019
Panels for Televisions(1)(2)	21.7%	21.6%	28.1%
Panels for IT Products(1)	19.0%	21.2%	24.8%
Total(1)	19.9%	21.4%	27.2%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2021 are based on OMDIA’s estimates, as actual results for 2021 Q4 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable,” “Rollable” and “Gaming” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2021
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	9,466	31.7%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	12,459	41.7%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	7,953	26.6%

Total					29,878	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the fourth quarter of 2021 increased by approximately 8% compared to the third quarter of 2021 due to increased shipments of large and mid- to small-sized OLED panels. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567
2019 Q4	606
2019 Q3	513
2019 Q2	456
2019 Q1	528
(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	2,797	19.7%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		2,203	15.5%	LG Chem, etc.
		BLU		1,707	12.0%	Heesung Electronics LTD., etc.
		Glass		934	6.6%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		1,629	11.4%	LX Semicon, etc.
		Others		4,958	34.8%	—

Total				14,227	100.0%

-	Period: January 1, 2021 ~ December 31, 2021.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, increased by 62.2% in 2021 compared to 2020 due to increase in demand following the Chinese government’s economic stimulus measures, a decrease in the supply of key raw materials (including iron ores and coal) and issues surrounding the supply of electricity due to the Korean government’s CO2 reduction policy. Although the rate of increase in market price is slowing down due to a decrease in purchase demand in China and a general decrease in the price of iron ores, the market price is expected to increase due to cuts in steel production in January and February 2022 in light of China’s heightened environmental regulations.

•

The average price of polymethyl methacrylate increased by 15.2% in 2021 compared to 2020 due to a continued increase in demand and unstable supply. Although the unit price of naphtha is expected to increase in light of rising international crude oil and petrochemical product prices, the market price of polymethyl methacrylate is expected to remain relatively stable due to a decrease in demand for resin.

•

The average price of copper, the main raw material for PCB components, increased by 51% in the 2021 compared to 2020 due to increased industrial activities as a result of the global economic recovery and expansion of the electric vehicle market. The market price is expected to become stronger but remain stable given the rise in demand for investment following the increase in liquidity resulting from China’s interest rate cut policy as well as tight supply conditions.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2021(1)	2020(1)	2019(1)
Display	Display panel	Gumi, Paju, Guangzhou	9,230	8,589	9,408

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2021(1)	2020(1)	2019(1)
Display	Display panel	Gumi, Paju, Guangzhou	8,124	6,815	8,373

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2021	Actual working hours in 2021	Average utilization ratio
Gumi	8,760(1) (24 hours x 365 days)	8,760(1) (24 hours x 365 days)(2)	100.0%
Paju	8,760(1) (24 hours x 365 days)	8,760(1) (24 hours x 365 days)(2)	100.0%
Guangzhou	8,760(1) (24 hours x 365 days)	8,760(1) (24 hours x 365 days)(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2021, our total capital expenditures on a cash out basis was around ~~W~~3.2 trillion. In 2022, we expect to make investments within our EBITDA and estimate that our total capital expenditures will increase compared to 2021.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2021	2020	2019
Display	Products	Display panel	Overseas(1)	29,204	23,312	22,180
			Korea(1)	621	905	1,255
			Total	29,825	24,217	23,435
	Royalty	LCD, OLED technology patent	Overseas(1)	14	14	14
			Korea(1)	0	0	0
			Total	14	14	14
	Others	Raw materials, components, etc.	Overseas(1)	27	24	17
			Korea(1)	12	7	10
			Total	39	30	26
	Total		Overseas(1)	29,246	23,350	22,211
			Korea(1)	633	912	1,265

			Total	29,878	24,262	23,476

(1)	Based on ship-to-party.

B.	Sales organization and sales route

•	As of December 31, 2021, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	94.5%
	Headquarters	5.5%
Overseas sales portion (overseas sales / total sales)		97.9%
Korea	Overseas subsidiaries	5.1%
	Headquarters	94.9%
Korea sales portion (Korea sales / total sales)		2.1%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television products, we have led the premium television market with our OLED televisions and enhanced customer value and our business portfolio by promoting new products, such as gaming display panels and transparent OLED display panels. With respect to our LCD business, we are securing stability by offering differentiated commercial products to a global customer base.

•

As part of our sales strategy for IT products, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally. We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of 2020 and 2021, and our sales revenue derived from our top ten customers comprised 85% of our total sales revenue in 2020 and 86% in 2021.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, we have entered into a forward currency contract with a short U.S. dollar position in order to hedge the risk of fluctuations in future cash flows resulting from exchange rate fluctuations in expected export transactions. In the valuation gains and losses of derivative contracts to which we apply cash flow hedge accounting, there is no ineffective portion, the valuation gain of the effective portion was Won 905 million and the valuation loss of the effective portion was Won 13,400 million (contracted amount: $1,200 million, contracted exchange rate: Won 1,160.0 ~ 1,202.5), which is reflected as part of our accumulated other comprehensive income. In addition, in relation to cash flow hedging, the maximum expected period of exposure to cash flow fluctuation risk due to the expected transaction to be hedged is six months from the end of this reporting period.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $1,545 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~210 billion with respect to our foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate of ~~W~~170 billion in interest rate swap agreements to KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~3 billion with respect to our interest rate derivative instruments held during the reporting period.

•

A fundamental transition in benchmark reference rates is taking place globally and some interbank lending rates (“IBORs”) are becoming replaced with new risk-free benchmark rates. While none of our financial instruments currently outstanding are tied to London Interbank Offered Rate (“LIBOR”) rates that have been ceased to date, we plan to replace our existing financial instruments tied to LIBOR rates with the Secured Overnight Financing Rate (“SOFR”). Following the transition away from the LIBOR, we are exposed to legal risk associated with amending the contracts for such financial instruments as well as operational risk associated with managing the transition and its impact. In order to manage such risks and monitor the transition to alternative benchmark reference rates, we are assessing the extent to which each contract references IBOR cash flows, whether such contract should be amended and how to manage communication with counterparties on benchmark reference rate transition. Moreover, we have inserted replacement clauses for IBORs that have not yet been converted to alternative benchmark reference rates. However, even if a replacement clause has been inserted, if the interest rate of the financial instrument is still tied to an IBOR, we consider such financial instrument as not yet having been converted. See Note 26 of the notes to our consolidated financial statements included elsewhere in this report for further information.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2021	2020	2019
R&D Expenditures (prior to deducting governmental subsidies)		2,127,705	1,740,083	1,776,879
Governmental Subsidies		(941)	(1,524)	(590)
Net R&D-Related Expenditures		2,126,764	1,738,559	1,776,289
Accounting Treatment(1)	R&D Expenses	1,813,876	1,454,072	1,338,344
	Development Cost (Intangible Assets)	312,888	284,487	437,945

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		7.1%	7.2%	7.6%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

(6)	Developed the world’s first monitor product applying Crystal Sound Display (“CSD”) (27.0” FHD)

•	Developed and produced the world’s first monitor product applying CSD

•	Developed large-sized, front-oriented stereo speaker through the application of exciter and piezo to the bottom cover of the liquid crystal module

(7)	Developed the world’s first automotive product applying plastic OLED (16.9” + 7.2” / 14.2”)

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

10.	Intellectual Property

As of December 31, 2021, our cumulative patent portfolio (including patents that have already expired) included 23,109 patents in Korea and 30,380 patents in other countries. In 2021, we registered 1,763 patents in Korea and 2,379 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

In accordance with the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2020 to the Korean government in March 2021 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2020	2019	2018
Greenhouse gases	4,748	5,885	6,696
Energy	56,668	62,776	64,296

Note: Our greenhouse gas emission and energy usage in 2021 will be updated after the Korean government’s verification and confirmation process, which is expected to take place during the first quarter of 2022.

The decrease in greenhouse gas emissions in 2020 compared to 2019 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2050 by 75.6%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2020, we reduced our carbon dioxide greenhouse gas emission levels by 1.44 million tons, which was 0.47 million tons more than our initial target of 0.97 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

In order to establish an effective environmental and energy management system, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing and Guangzhou.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2021. In addition, we have also received the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities. Moreover, in recognition of our efforts to improve our recycling rate and reduce waste, we received a citation in 2020 for being a leading resource circulation company from the Minister of Environment.

B. Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In response to the continued strengthening of regulations governing environmentally-regulated substances, we operate our own verification process for such substances in accordance with international standards. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. More recently, in 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. We also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models, following our co-development of such certification program with such agency.

C.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
January 18, 2019	Goyang Branch of Uijeongbu District Court	Court	Company and one employee (On-site Safety Manager, Incumbent, 9 years of service)	—Safety incident on January 9, 2018 —Paragraphs 1, 2, 3, 67, and 71 of Article 23 of the Industrial Safety and Health Act	Fine of ~~W~~6 million	—Paid fine —Strengthened safety management standards and training for employees
January 25, 2019	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)		Fine of ~~W~~2 million
June 12, 2019	Government of Gyeong-gi Province	Administrative Agency	Company	—Deficiencies in self-measurements of emissions for reserve facilities —Article 39 of the Air Quality Management Act	Fine of ~~W~~1.6 million	—Paid fine —Established a monthly self- measurement plan for reserve facilities to prevent recurrence
May 7, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	—Safety incident on April 17, 2020 —Article 13-1 of the Chemical Control Act	Warning	—Strengthened safety management standards and training
May 25, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	—Safety incident on May 14, 2020 —Article 13-2 of the Chemical Control Act	Fine of ~~W~~1.44 million	—Paid fine —Strengthened safety management standards and training
May 25, 2020	National Institute of Chemical Safety	Administrative Agency	Company	—Failure to conduct safety training on hazardous chemicals —Article 33 of the Chemical Control Act	Fine of ~~W~~1.44 million	—Paid fine —Conducted safety training and established a working process that complies with the safety regulations
June 22, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	—Safety incident on May 14, 2020 —Article 13-2 of the Chemical Control Act	Improvement Order	—Submitted a report of compliance with the improvement order —Strengthened safety management standards and training

November 5, 2020	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)

—Safety incident on June 24, 2017 (Fine announcement on November 22, 2018, Ruling confirmation on November 5, 2020)

—Paragraph 1 of Article 23, Provision 2 of Article 66, and Article 71 of the Industrial Safety and Health Act

					Fine of ~~W~~6 million	—Paid fine —Strengthened safety management standards and training for employees to prevent recurrence
January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company and two employees (Former Head of Safety and Health Management at Gumi facilities (Incumbent, 22 years of service) and Former Working level staff (Incumbent, 21 years of service))	—Safety incidents on April 17, 2020 and May 14, 2020 —Article 59-1 of the Chemical Control Act	Fine of ~~W~~9 million	—Paid fine —Strengthened safety management standards and training
April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	—Violation of safety information material posting and education requirements —Provision 1 of Article 114 of the Industrial Safety and Health Act	Fine of ~~W~~122.6 million	—Paid fine —Complied with the corrective orders and submitted a report on the implementation of the corrective order as of October 1, 2021
April 28, 2021	Paju Fire Station	Administrative Agency	Company	—Failure to preserve regular inspection records of firefighting facilities inspection —Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million	—Paid fine —Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

In November 2018, in connection with the occurrence of a safety accident in June 2017, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of violation of certain provisions of the Industrial Safety and Health Act, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2019, in connection with the occurrence of a safety accident, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are strengthening our safety management standards and employee training efforts.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and one of our employees were prosecuted for violating the Industrial Safety and Health Act and the Chemicals Control Act, and a criminal trial is currently pending at the Goyang Branch of the Uijeongbu District Court. Government authorities are currently investigating the cause of such incident. In light of such incident, we plan to implement measures to fundamentally enhance our safety management standards with an aim to ensure health and safety of all workers at our facilities and maintain public trust, including four key safety management initiatives comprising (i) performing detailed safety diagnosis at all of our facilities, (ii) internalizing major hazardous tasks, (iii) developing dedicated personnel for safety- and environment-related matters and strengthening our support to our service providers, and (iv) strengthening the authority and capability of our safety management organizations. On March 3, 2022, an accident occurred at our contracted construction site in Paju, resulting in injuries of four LS Cable & System workers. Authorities are currently investigating the exact cause of the accident and we plan to actively cooperate with the investigation of related organizations to determine the cause.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Article 114-1 of the Industrial Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We submitted a report on the implementation of the corrective order as of October 1, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Article 18-1 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

Note: The financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 23, 2022. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

Description	As of December 31, 2021 (1)	As of December 31, 2020 (1)	As of December 31, 2019
Current assets	13,187,067	11,099,470	10,248,315
Quick assets	9,836,692	8,928,814	8,197,160
Inventories	3,350,375	2,170,656	2,051,155
Non-current assets	24,967,448	23,966,542	25,326,248
Investments in equity accounted investees	126,719	114,551	109,611
Property, plant and equipment, net	20,558,446	20,139,703	22,087,645
Intangible assets	1,644,898	1,020,088	873,448
Other non-current assets	2,637,385	2,692,200	2,255,544
Total assets	38,154,515	35,066,012	35,574,563
Current liabilities	13,994,817	11,006,948	10,984,976
Non-current liabilities	9,397,197	11,327,636	12,101,306
Total liabilities	23,392,014	22,334,584	23,086,282
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,541,521	7,518,786	7,503,312
Other equity	537,142	(163,446)	(203,021)
Non-controlling interest	1,643,646	1,335,896	1,147,798
Total equity	14,762,501	12,731,428	12,488,281

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the year ended December 31, 2021 (1)	For the year ended December 31, 2020 (1)	For the year ended December 31, 2019
Revenue	29,878,043	24,261,561	23,475,567
Operating profit (loss)	2,230,608	(36,465)	(1,359,382)
Profit (loss) from continuing operations	1,333,544	(76,147)	(2,872,078)
Profit (loss) for the period	1,333,544	(76,147)	(2,872,078)
Profit (loss) attributable to:
Owners of the Company	1,186,182	(94,853)	(2,829,705)
Non-controlling interest	147,362	18,706	(42,373)
Basic earnings (loss) per share	3,315	(265)	(7,908)
Diluted earnings (loss) per share	3,130	(265)	(7,908)
Number of consolidated entities	22	22	23

(1)

We have adopted certain amendments to IFRS No. 1016 “Property, Plant and Equipment: Proceeds before Intended Use” beginning January 1, 2021. Prior to the adoption of these amendments, we deducted net proceeds from selling items produced while preparing a given property, plant and equipment asset (a “PPE asset”) for its intended use from the acquisition cost of such PPE asset. However, these amendments require the proceeds from selling, and the cost of producing, such items to be recognized in our profit or loss.

Pursuant to our early adoption of the amended K-IFRS No. 1016 from January 1, 2021, we have prepared our results of operations for the year ended December 31, 2021, and retroactively restated our results of operations for the year ended December 31, 2020, in each case in accordance with such amendments. Prior to the application of such amendments, we deducted the net proceeds from selling items produced by a new PPE asset when such PPE asset reached the location and condition in which the asset was ready for its intended use from the acquisition cost of such PPE asset. Following the adoption of the amended K-IFRS No. 1016, the proceeds received from selling such items have been recognized as revenue, and the cost of producing such items and the additional depreciation expenses resulting from the corresponding changes in the cost of the applicable PPE assets have been recognized as cost of sales. The retroactively restated financial statements as of and for the year ended December 31, 2020 also reflect the income tax effects arising from adjustments in our depreciation expenses following the above-described changes in the acquisition cost of our PPE assets.

B.	Financial highlights (Based on separate K-IFRS).

(Unit: In millions of Won)

Description	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Current assets	8,566,656	6,948,054	7,081,228
Quick assets	6,435,659	5,529,932	5,554,929
Inventories	2,130,997	1,418,122	1,526,299
Non-current assets	20,911,466	19,757,148	20,301,452
Investments	4,942,729	4,784,828	4,958,308
Property, plant and equipment, net	12,010,858	11,736,673	12,764,175
Intangible assets	1,459,812	887,431	708,047
Other non-current assets	2,498,067	2,348,216	1,870,922
Total assets	29,478,122	26,705,202	27,382,680
Current liabilities	13,148,969	10,180,660	9,140,483
Non-current liabilities	5,686,335	6,261,307	7,576,104
Total liabilities	18,835,304	16,441,967	16,716,587
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,611,853	6,223,043	6,625,901
Other equity	(9,227)	0	0
Total equity	10,642,818	10,263,235	10,666,093

(Unit: In millions of Won, except for per share data)

Description	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	28,364,914	22,799,273	21,658,329
Operating profit (loss)	721,931	(812,979)	(1,784,245)
Profit (loss) from continuing operations	552,173	(513,262)	(2,639,893)
Profit (loss) for the period	552,173	(513,262)	(2,639,893)
Basic earnings (loss) per share	1,543	(1,434)	(7,378)
Diluted earnings (loss) per share	1,540	(1,434)	(7,378)

(1)

The financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 23, 2022. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

C.	Consolidated subsidiaries (as of December 31, 2021)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~38,565 million in LG Display Fund I LLC.

D.	Status of equity investments (as of December 31, 2021)

(1)	Consolidated subsidiaries

Company (1)	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display America, Inc.	USD	411	September 1999	100%
LG Display Germany GmbH	EUR	1	October 1999	100%
LG Display Japan Co., Ltd.	JPY	95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD	116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD	1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY	116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY	1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW	800	March 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 2012	70%
Unified Innovative Technology, LLC	USD	9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	April 2015	100%
Global OLED Technology LLC	USD	138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD	600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 2016	100%
LG Display Fund I LLC (2)	USD	45	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY	15,600	July 2018	70%
MMT (Money Market Trust)		—	January 2018	—

(1)	In addition to the companies listed above, as of December 31, 2021, we have invested ~~W~~127,400 million in MMT (Money Market Trust).
(2)	During the reporting period, we invested an additional ~~W~~38,565 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	48,398	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	11,947	June 2008	13%
YAS Co., Ltd.	~~W~~	27,337	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,708	August 2000	15%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH (1)		—	March 2003	11%
Material Science Co., Ltd. (2)	~~W~~	3,679	January 2014	10%
Nanosys Inc. (3)	~~W~~	14,650	July 2001	4%

Changes since December 31, 2021:

(1)	In 2021, we recognized an impairment loss of ~~W~~2,609 million as finance cost with respect to the difference between the carrying amount and the recoverable amount of our investment in Cynora GmBH.
(2)

In 2021, we recognized a reversal of impairment loss of ~~W~~636 million as finance income with respect to the difference between the carrying amount and the recoverable amount based on the fair value of our investment in Material Science Co., Ltd.

(3)

In 2021, we recognized a reversal of impairment loss of ~~W~~4,065 million as finance income with respect to the difference between the carrying amount and the recoverable amount based on the fair value of our investment in Nanosys Inc.

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2021 the market value of our investments in Wooree E&L Co., Ltd., Yas Co., Ltd. and Avatec Co., Ltd., which are listed on the KOSDAQ Market of the Korean Exchange, were ~~W~~11,424 million, ~~W~~32,600 million and ~~W~~40,100 million, respectively.

For the years ended December 31, 2020 and 2021, the aggregate amount of dividends we received from our affiliated companies was ~~W~~8,239 million and ~~W~~4,068 million, respectively.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2021	2020	2019
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,470 (550)(2)	1,410 (540)(2)	1,280 (500)(2)
Time required	19,039	19,777	21,194

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2021	—	—	—	—
2020	—	—	—	—
2019	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2021, the role and significance of display products became greater, and solid demand, particularly for IT products, was maintained as the culture of contactless and remote interactions became prevalent as a new lifestyle. However, we also faced market-related risks, including heightened macroeconomic market volatility, supply chain disruptions and logistics issues. Despite continued market volatility and uncertainty, we quickly accommodated the changing needs of consumers and our customers in relation to OLED display panels for televisions and mobile products and TFT-LCD display panels for IT products and restructured our business portfolio accordingly. As a result, our sales in 2021 increased by 23% compared to 2020, and we recorded a net profit in 2021.

With respect to each of our business areas:

•

Television. Consumer awareness of the differentiated value of OLED television display panels has increased due to increased consumption of high resolution and customized content, and accordingly, the proportion of OLED display panels in the high-end market increased substantially. In order to respond to the growing demand for large-sized OLED display panels, we further increased the eighth-generation production capacity of our Guangzhou OLED panel production facility by 30,000 panels per year. In the TFT-LCD television segment, the overall market experienced a negative growth during the year, but TFT-LCD television display panel prices continued to increase until the first half of the year. Our television display panel business achieved an increase of 40% in sales compared to the previous year as a result of an increase in the sale of OLED television display panels during the year and increase in the average selling price of LCD television display panels in the first half of the year.

•

IT. The demand for IT products have remained stable in light of continued remote-working and online education, and we increased our production of differentiated products utilizing our strengths in oxide-TFT, IPS and high resolution technologies. Leveraging our differentiated competitiveness, we strengthened our position in the high-end IT market and generated stable financial results based on strong customer relationships and achieved an increase of more than 20% in sales compared to the previous year.

•

Mobile. We strengthened our partnerships with customers by continually promoting timely product development and stable operation of mass production systems. Accordingly, we achieved sales growth and improved profitability compared to the previous year.

C.	Financial condition and results of operations

(1)	Changes in Political, Economic, Social, Competitive and Regulatory Environment

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

We address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. However, in light of our ongoing efforts to continue increasing in our product mix the proportion of higher-priced OLED panels, coupled with an increase in the market price of TFT-LCD panels in 2020 attributable to an increase in demand for television and IT products due to the COVID-19 pandemic, our average revenue per square meter of net display area increased by 29.5% from ~~W~~610,716 in 2019 to ~~W~~790,874 in 2020 and further increased by 7.3% to ~~W~~849,481 in 2021.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix that are tailored to our customers’ evolving needs, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, can occur or be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multiple-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Global economic downturns in the past have adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, IT products (comprising notebook computers, desktop monitors and tablet computers) and mobile and other application products utilizing display panels, which in turn led them to reduce or plan reductions of their production.

The overall prospects for the global economy remain uncertain, especially in light of the ongoing COVID-19 pandemic in China, Korea and other countries. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the display panel industry, any significant disruptions in our supply chain and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Earthquakes, tsunamis, floods, infectious diseases and other natural calamities could materially adversely affect our business, results of operations or financial condition.

As our main production facilities are concentrated in China, Korea and Vietnam and we are heavily dependent on certain countries including Korea, Japan and the United States for our major equipment, components and raw materials, any natural calamity that escalate in such regions may have an impact on our production. For such reasons, we experienced temporarily closures of certain of our manufacturing facilities located in those areas affected by the current outbreak of COVID-19 in order to disinfect such facilities, protect the safety of our employees and prevent the infection from further spreading to the local communities. As our supply chain is generally concentrated in Northeast Asia, there may be delays in the supply of raw materials, components and manufacturing equipment as well as disruptions in our production levels due to unforeseen natural calamities that may recur in the future.

In particular, an outbreak of infectious diseases, such as COVID-19, which has had an effect on the global economic activities, may affect our operations. The global economy may be adversely affected by a variety of infectious diseases that spreads worldwide, which may impact the market demand for finished products that utilize display panels. As a result, any changes in inventory management or purchase adjustment or other changes in the operational strategies of our end-brand customers, may affect our business performance.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, enhancements in productivity through technological advancements and cost reductions. While such trend may continue in the future, fluctuations that are not consistent with past trends may emerge to the extent new technologies such as OLED expand or the production levels of higher value-added and differentiated products increase. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan.

Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies, which may have a material adverse effect on our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as “Cinematic Sound OLED” sound integrated panels, rollable OLED display panels, transparent OLED display panels and gaming-specialized display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with low-power consumption oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers, desktop monitors, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

We have developed differentiated sales and marketing strategies to promote our panels for differentiated specialty products as part of our strategy to grow our operations to meet increasing demand for new applications in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will be successfully incorporated into end products or new applications that lead market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as our OLED technology, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products.

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for a certain period from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•	the occurrence of severe health epidemics in Korea and other parts of the world, such as the ongoing COVID-19 pandemic;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan, as well as the impact from the United Kingdom’s exit from the European Union on the value of Korean Won), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending free trade agreements or changes in existing free trade agreements;

•	social and labor unrest;

•	volatility in the market prices of Korean real estate;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•

a decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, including in connection with the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to businesses in light of economic difficulties caused by COVID-19, which may lead to an increased government budget deficit as well as an increase in the government’s debt level;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the U.S. and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

(1)	Results of operations

In 2021, the trend of digital transformation and lifestyle diversification accelerated in light of the prolonged COVID-19 pandemic. As such, we quickly responded to the changes in the market environment and opportunities in the industry, while maximizing our efforts to improve all areas of our business operations, including production, product quality and sales and marketing. Through our such efforts, we recorded our highest-ever annual sales in 2021 of approximately ~~W~~29.9 trillion, and our operating profit amounted to approximately ~~W~~2 trillion, marking a meaningful turning point for our business stabilization and enhancement of our business portfolio.

By business area:

•

Television. Sales in our television display panel business increased by low-40s in percentage compared to the previous year as a result of the growth of our OLED business and increase in the average selling price of TFT-LCD display panels during the first half of the year. While the overall television market experienced a negative growth during the year, consumer awareness of the differentiated value of OLED television display panels increased, and the volume of our shipment of OLED television display panels increased by more than 70% compared to the previous year, and we recorded a net profit for such business area in the second half of the year. The proportion of our sales of OLED television display panels increased from over 40% in 2020 to over 50% in 2021. We also engaged in structural optimization of our TFT-LCD television display panel business centering around fabrication facilities with weakened competitiveness, pursuant to which we are continuing to minimize the impact of changes in the market.

•

IT. In response to the continued high demand for IT products due to increased instances of remote-working, online education and changes in the office environment, we are continuing to increase the proportion of high-end, differentiated products in our product mix. We achieved an increase of more than 20% in sales compared to the previous year and further solidified our market leadership through strengthening the mid- to long-term cooperation system with our customers.

•

Mobile. We strengthened our relationships with customers based on innovation in product development, mass production and quality control and recorded a high single-digit percentage increase in sales during the year. In particular, our sales in the plastic OLED sector increased by low-30s in percentage compared to the previous year, as we have expanded the application of plastic OLED technology in automotive products and wearable devices in addition to mobile products.

(Unit: In millions of Won)

Description	2021	2020	Changes
Revenue	29,878,043	24,261,561	5,616,482
Operating profit	2,230,608	(36,465)	2,267,073
Profit (loss) before income tax	1,718,885	(602,446)	2,321,331
Profit (loss) for the period	1,333,544	(76,147)	1,409,691

(a)	Revenue and cost of sales

Despite increased market volatility due to the prolonged COVID-19 pandemic, our revenue increased by 23.1% compared to 2020, and our cost of sales decreased by 6.9 percentage points from 89.1% in 2020 to 82.2% in 2021 as a result of the acceleration in the transition of our business focus to OLED products and high-end TFT-LCD products.

(Unit: In millions of Won, except percentages)

Description	2021	2020	Changes
			Amount	Percentage
Revenue	29,878,043	24,261,561	5,616,482	23.1%
Cost of sales	24,572,939	21,626,339	(2,946,600)	13.6%
Gross profit	5,305,104	2,635,222	2,669,882	101.3%
Cost of sales as a percentage of sales	82.2%	89.1%	(6.9)%	(7.7)%

(b)	Sales by category

Revenue attributable to sales of panels exhibited varying trends by product category according to changes in product mix, customers and market conditions.

Categories	2021	2020	Difference
Panels for televisions	31.7%	27.7%	4.0%
Panels for IT products	41.7%	41.8%	(0.1)%
Panels for mobile applications and others	26.6%	30.5%	(3.9)%

(c)	Production capacity

We further expanded our eighth-generation OLED production facilities in light of the growing large-sized OLED display panel business and our production capacity for TFT-LCD display panels for high-end IT products. As a result, our annual production capacity increased by approximately 7% as of December 31, 2021 compared to the end of the previous year.

(2)	Financial condition

Our current assets amounted to ~~W~~13,187 billion as of December 31, 2021, representing an increase of ~~W~~2,088 billion from the end of the previous year, and our non-current assets amounted to ~~W~~24,967 billion as of December 31, 2021, representing an increase of ~~W~~1,001 billion from the end of the previous year. Our current liabilities amounted to ~~W~~13,995 billion as of December 31, 2021, representing an increase of ~~W~~2,988 billion from the end of the previous year, and our non-current liabilities amounted to ~~W~~9,397 billion as of December 31, 2021, representing a decrease of ~~W~~1,930 billion from the end of the previous year. Our total equity increased by ~~W~~2,031 billion to ~~W~~14,763 billion as of December 31, 2021 from the end of the previous year, which mainly reflected an increase in net profit for the year.

(Unit: In millions of Won)

Description	2021	2020	Changes
			Amount	Percentage
Current assets	13,187,067	11,099,470	2,087,597	18.8%
Non-current assets	24,967,448	23,966,542	1,000,906	4.2%
Total assets	38,154,515	35,066,012	3,088,503	8.8%
Current liabilities	13,994,817	11,006,948	2,987,869	27.1%
Non-current liabilities	9,397,197	11,327,636	(1,930,439)	(17.0)%
Total liabilities	23,392,014	22,334,584	1,057,430	4.7%
Share capital	1,789,079	1,789,079	—	—
Share premium	2,251,113	2,251,113	—	—
Retained earnings	8,541,521	7,518,786	1,022,735	13.6%
Reserves	537,142	(163,446)	700,588	(428.6)%
Non-controlling interest	1,643,646	1,335,896	307,750	23.0%
Total equity	14,762,501	12,731,428	2,031,073	16.0%
Total liabilities and equity	38,154,515	35,066,012	3,088,503	8.8%

Due to our strengthened policies on securing stable inventory in light of supply chain uncertainties, including raw material supply issues and logistics difficulties, our inventory increased by ~~W~~1,180 billion from the end of the previous year to ~~W~~3,350 billion as of December 31, 2021.

Trade accounts and notes receivable as of December 31, 2021 was ~~W~~4,575 billion, representing an increase of ~~W~~1,057 billion from net trade accounts and notes receivable as of December 31, 2020, mostly reflecting an increase in our sales.

The book value of our total property, plant and equipment as of December 31, 2021 was ~~W~~20,558 billion, representing an increase of ~~W~~419 billion from the book value of our total property, plant and equipment as of December 31, 2020. The increase was due mainly to the effects of our investments for expansion of our production capacity of differentiated and competitive products, as well as foreign exchange fluctuations, which more than offset the effects of depreciation.

Trade accounts and notes payable as of December 31, 2021 was ~~W~~4,814 billion, representing an increase of ~~W~~1,035 billion from trade accounts and notes payable as of December 31, 2020.

(3)	Dependence on Key Customers

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 80% of our sales in 2019, 85% in 2020 and 86% in 2021.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers look to us for a dependable supply of quality products, even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The loss of these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result not only in reduced sales, but also in the loss of these benefits. We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates. Further details of our transactions with LG Electronics and its affiliates are described in Note 29 to our consolidated annual financial statements as of and for the years ended December 31, 2020 and 2019, which were furnished on March 4, 2020 as part of the current report on Form 6-K titled “Submission of Audit Report.”

Our revenue depends on continuing demand for IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 38.6%, 41.8% and 41.7% of our total revenue in 2019, 2020 and 2021, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 34.1%, 27.7% and 31.7% of our total revenue in 2019, 2020 and 2021, respectively, and those who use our panels in their mobile and other applications, which accounted for 27.3%, 30.5% and 26.6% of our total revenue in 2019, 2020 and 2021, respectively. We will continue to be dependent on continuing demand from the IT products industry (comprising the personal computer and tablet computer industries), television industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

(4)	Changes in Manufacturing Costs and Difficulties in Securing Supply of Raw Material

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the display industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers. We do not typically enter into binding long-term contracts with our customers, and even in those cases where we do enter into long-term agreements with certain of our major end-brand customers, the price terms are contained in the purchase orders. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. Prices for our products are generally determined through negotiations with our customers, based generally on the complexity of the product specifications and the labor and technology involved in the design or production processes. However, if we become subject to any significant increase in the cost of raw materials or components that were not anticipated when negotiating the price terms after the purchase orders have been placed, we may be unable to pass on such cost increases to our customers.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

(5)	Intangible Assets, Including Intellectual Property, and Research and Development Activities

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We have designated R&D organizations for our research and development activities.

Our research organizations consist of the infrastructure technology research center, next-generation technology research center and their designated departments, all of which are overseen by our chief technology officer. Our research organizations conduct research on differentiated and next-generation technologies and basic infrastructure technology as well as enhances our competitiveness by conducting research that is geared toward future product development. Our development organization comprises of groups and departments dedicated to the development of a wide range of television, IT and mobile products, including product-specific circuits, instrument/optics and panel design.

Our research and development related expenditures amounted to ~~W~~2,127 billion in 2021, which represented an increase of ~~W~~388 billion from 2020. We plan to continue investing in research and development activities in the future.

The book value of our intangible assets increased by ~~W~~625 billion compared to the previous year to ~~W~~1,645 billion as of December 31, 2021.

(6)	Sensitivity to Exchange Rates and Inflation

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar, between the Korean Won and the Chinese Yuan and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Our expenditures on capital equipment are primarily denominated in Korean Won, U.S. dollars, Chinese Yuan and Japanese Yen. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, and, to the extent we have any debt denominated in Chinese Yuan or Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

(7)	Changes in Organization and Business Reorganization

In order to secure the fundamental competitiveness of our businesses and to seek sustainable growth, we are accelerating the transition of our business focus to the OLED business, while simultaneously pursuing activities to restructure our LCD business. From the overall organizational level, we are in the process of establishing an organizational structure geared towards providing value innovations to customers and achieving differentiated competitive strengths and enhanced profitability of our OLED business.

D.	Liquidity and capital resources

(1)	Liquidity

Our main source for the procurement of funds include operations and financing activities. As of December 31, 2020 and 2021, our cash and cash equivalents amounted to ~~W~~4,218 billion and ~~W~~3,542 billion, respectively. Short-term deposits in banks increased by ~~W~~665 billion from ~~W~~79 billion as of December 31, 2020 to ~~W~~743 billion as of December 31, 2021 mainly due to an increase in restricted cash deposits in connection with secured borrowings from our subsidiaries. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2022 to be primarily for capital expenditures and repayment of maturing debt.

The details of the consolidated cash and cash equivalents and deposits in banks as of December 31, 2020 and 2021 are as follows:

(Unit: in millions of won)

Description	2021	2020
Current assets
Cash and cash equivalents
Cash	1,122	156
Demand deposits	3,540,475	4,217,943
Deposits in banks
Time deposits	2,600	1,800
Restricted cash (1)	740,705	76,852

Total current assets	4,284,902	4,296,751

Non-current assets
Deposits in banks
Restricted cash (1)	11	11

Total	4,284,913	4,296,762

(1)

Restricted cash includes mutual growth fund to aid LG Group’s suppliers, pledge to enforce investment plans following receipt of subsidies from Gumi city and Gyeongsangbuk-do and restricted deposits in connection with secured borrowings by our subsidiaries and others.

(2)

Represents derivatives that have not been recognized as hedging instruments and have resulted from currency interest rate swap contracts entered into in order to manage risks arising from foreign currency-denominated borrowings and foreign currency-denominated bonds.

(3)

Represents derivatives that have been recognized as hedging instruments and have resulted from currency forward contracts entered into in order to manage risks arising from foreign currency-denominated sales.

As of December 31, 2020, our current assets and current liabilities amounted to ~~W~~11,099 billion and ~~W~~11,007 billion, respectively, resulting in net current assets of ~~W~~93 billion. As of December 31, 2021, our current assets and current liabilities amounted to ~~W~~13,187 billion and ~~W~~13,995 billion, respectively, resulting in net current liabilities of ~~W~~808 billion.

(Unit: in millions of won)

Description	2021	2020	Changes
			Amount	Percentage
Current assets	13,187,067	11,099,470	2,087,597	18.8%
Current liabilities	13,994,817	11,006,948	2,987,869	27.1%
Net current assets	(807,750)	92,522	(900,272)	N/A

(2)	Financial liabilities and capital resources

We need to observe certain financial and other covenants under the terms of our debt obligations, the failure to comply with which would put us in default under such debt obligations.

We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach the financial or other covenants contained in the documentation governing our debt obligations, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant lenders or debtholders or repay the relevant debt.

As of December 31, 2021, we had agreements with several banks for accounts receivable sales negotiating facilities of up to an aggregate of US$1,015 million in connection with our export sales transactions, and our subsidiaries also have various such arrangements.

As of December 31, 2020 and 2021, ~~W~~395 billion and ~~W~~614 billion of short-term borrowings were outstanding, respectively.

As of December 31, 2021, our long-term borrowings, including the current portion of long-term debt and the discount on bonds, amounted to ~~W~~12,050 billion, which mainly consist of bonds of ~~W~~2,612 billion, long-term debt denominated in foreign currencies of ~~W~~6,654 billion and long-term debt denominated in Won of ~~W~~2,785 billion.

Some of our long-term borrowings may include covenants with acceleration rights. If an event of default occurs from failure to comply with the agreed financial ratios or cross-default occurs as a result of a breach of other debt obligations, the principal amount and interest may be subject to early repayment. As of December 31, 2021, we have complied with applicable financial and other covenants contained in the documentation governing our debt obligations.

Our financial liabilities and capital resources are as follows:

(a)	Financial liabilities

Our financial liabilities amounted to ~~W~~12,773 billion in 2021, representing a decrease of ~~W~~1,547 billion from 2020.

(Unit: in millions of won)

Description	2021	2020
Current financial liabilities
Short-term borrowings	613,733	394,906
Current portion of long-term borrowings	3,393,506	2,705,709
Derivatives (*)	8,594	58,875
Derivatives (designated for cash flow hedging) (**)	13,400	—
Lease liabilities	40,479	35,534
Sub-total	4,069,712	3,195,024
Non-current financial liabilities
Won denominated borrowings	2,173,500	2,435,000
Foreign currency denominated borrowings	5,487,091	6,584,658
Bonds	995,976	1,948,541
Derivatives (*)	2,331	108,750
Lease liabilities	43,847	47,897

Sub-total	8,702,745	11,124,846

Total	12,772,457	14,319,870

(*)

Represents derivatives that have not been recognized as hedging instruments and have resulted from currency interest rate swap contracts entered into in order to manage risks arising from foreign currency-denominated borrowings and foreign currency-denominated bonds.

(**)

Represents derivatives that have been recognized as hedging instruments and have resulted from currency forward contracts entered into in order to manage risks arising from foreign currency-denominated sales.

(b)	Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2021.

(Unit: In millions of Won or millions of other currency except percentages)

Short Term Borrowings
Lender	Purpose	Interest rate as of December 31, 2021 (%)	2021		2020
Standard Chartered Bank Korea	Import invoice financing	—		—		326,400
Standard Chartered Bank Vietnam, etc.	Working capital loan	3-month LIBOR + 0.80		613,733		68,506

Equivalent amount in applicable foreign currency				US$518		US$363

Total				613,733		394,906

Long-term borrowings denominated in Won
Lender	Purpose	Interest rate as of December 31, 2021 (%)	2021		2020
Woori Bank	Policy loan	—		—		60
Korea Development Bank, etc.	Facility loan	CD(*) interest rate (91 days) + 1.00~1.60, 1.90~3.25		2,785,000		3,272,500
Less: current portion				(611,500)		(837,560)

Total				2,173,500		2,435,000

Long-term borrowings denominated in foreign currencies
Lender	Purpose	Interest rate as of December 31, 2021 (%)	2021		2020
Korea Export-Import Bank, etc.	Facility loan	3-month LIBOR + 1.20~2.40 / 6-month LIBOR + 1.25~1.43, 1.82~2.46		2,163,538		1,680,960
China Construction Bank, etc.	Facility loan	US$: 3-month LIBOR + 0.65~1.43; CNY: 5-year LPR(**) + 0.34 / 1-year LPR – 0.15 ~ + 0.15 / 4.20		4,489,974		5,948,472
Equivalent amount in applicable foreign currency			US$	2,782, CNY18,017	US$	2,742, CNY27,825
Less: current portion				(1,166,421)		(1,044,774)

Total				5,487,091		6,584,658

Bonds denominated in Won net of amortization
Type	Maturity	Interest rate as of December 31, 2021 (%)	2021		2020
Public Offering	Feb. 2022 ~ Sep. 2026	2.29~2.95		1,320,000		1,320,000
Private Offering	May 2022 ~ May 2033	3.25~4.25		160,000		160,000
Less: original issue discount				(2,534)		(1,798)
Less: current portion				(599,825)		(499,796)

Total				877,641		978,406

Bonds denominated in foreign currencies net of amortization
Type	Maturity	Interest rate as of December 31, 2021 (%)	2021	2020
Public Offering	Nov. 2021	—	—	326,400
Private Offering	Apr. 2023	3-month LIBOR + 1.47	118,550	108,800
Equivalent amount in applicable foreign currency			US$100	US$400
Less: original issue discount			(215)	(3,161)
Less: current portion			—	(323,579)

Total			118,335	108,460

Financial liabilities at fair value through profit or loss
Type	Maturity	Interest rate as of December 31, 2021 (%)	2021	2020
Foreign currency convertible bonds	Aug. 2024	1.50	1,015,760	861,675
Equivalent amount in applicable foreign currency			US$857	US$792
Less: current portion			(1,015,760)	—

Total			—	861,675

(*)	Represents certificates of deposit.
(**)	Represents the People’s Bank of China’s Loan Prime Rate.

Set forth below are the details of our convertible bonds as of December 31, 2021.

Categories	Content

Type of bond	Registered unsecured foreign currency-denominated convertible bonds

Issue amount	US$687,800,000

Annual interest rate (%)	1.50

Issue date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date in equal installments

Principal redemption

1. Redemption at maturity:

Redeemed on the maturity date, at their outstanding principal amount, which has not been redeemed early or converted

2. Early redemption:

Payment of the principal and interest accrued up to the expected repayment date upon the exercise of the company’s call option or the bondholder’s put option

Conversion price	~~W~~19,845 per common share (subject to adjustment based on dilutive effects of certain events)

Conversion period	August 23, 2020 ~ August 12, 2024

Redemption at the option of the issuer (Call option)

—   On or at any time after three years from the issue date, if the closing price of our common shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price;

—   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued; or

—   In the event of certain changes in laws and other directives resulting in additional taxes

Redemption at the option of the bondholders (Put option)	— On the date which is three years from the issue date

We designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in its fair value in our income statement. We measure the fair value of the convertible bonds using the market price of convertible bonds disclosed on Bloomberg. Set forth below is certain information regarding our common shares subject to conversion under the terms of the convertible bonds as of December 31, 2021:

Categories	2021
Aggregate outstanding amount of the convertible bonds	~~W~~813,426,670,000
Conversion price	~~W~~19,845
Number of common shares subject to conversion	40,988,998 shares

Set forth below are the cash flows on our borrowings by maturity, including interest payable thereon. We do not expect that such cash outflows will occur materially earlier than, or be materially different in amounts from, as indicated below.

(Unit: In millions of Won or millions of other currency)

Categories	Book value	Contractual cash flows
		Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Borrowings	10,052,245	10,693,994	1,554,233	1,110,193	3,466,945	4,562,623	—
Bonds	2,611,561	2,531,468	575,029	884,996	329,661	652,467	89,315

Total	12,663,806	13,225,462	2,129,262	1,995,189	3,796,606	5,215,090	89,315

(3)	Cash usage

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. As of December 31, 2021, we believe that we have sufficient working capital for our present requirements.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash from operating activities amounted to ~~W~~2,279 billion in 2020 and ~~W~~5,753 billion in 2021. The increase in net cash provided by operating activities in 2021 compared to 2020 was mainly due to changes in working capital.

Our net cash used in investing activities amounted to ~~W~~2,311 billion in 2020 and ~~W~~4,263 billion in 2021. Net cash used in investing activities primarily reflected the construction of our new facilities centered on OLED products and the expansion and conversion of our existing production facilities. These cash outflows from capital expenditures amounted to ~~W~~2,595 billion in 2020 and ~~W~~3,141 billion in 2021. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

In 2021, our capital expenditures amounted to ~~W~~3.2 trillion, and we expect our capital expenditures to increase in 2022 to fund our investment in small- and medium-sized OLED display panels as announced in August 2021. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties, some of which are outside our control, including the general economic conditions, fiscal policies, government regulations and competitive landscape. We review the amount of our capital expenditures and may make adjustments from time to time based on the size of cash flows from operations and market conditions.

Our net cash provided by financing activities amounted to ~~W~~932 billion in 2020 and our net cash used in financing activities amounted to ~~W~~2,466 billion in 2021. The net cash provided (used) by financing activities in 2020 and 2021 primarily reflect long-term borrowings incurred and repaid during such periods.

(Unit: In millions of Won)

Description	2021	2020	Changes
Net cash provided by operating activities	5,753,446	2,278,784	3,474,662
Net cash used in investing activities	(4,263,080)	(2,311,152)	(1,951,928)
Net cash provided (used) by financing activities	(2,466,136)	931,829	(3,397,965)
Cash and cash equivalents at December 31,	3,541,597	4,218,099	(676,502)

15.	Board of Directors

A.	Members of the board of directors

As of December 31, 2021, our board of directors consisted of two non-outside directors and four outside directors.

(As of December 31, 2021)

Name	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Overall head of business management
Donghee Suh	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee (1)	Outside Director	Related to the overall management
Chang-Yang Lee	Outside Director	Related to the overall management
Doocheol Moon (1)	Outside Director	Related to the overall management

(1)	Byung Ho Lee was reappointed for another term as an outside director, and Doocheol Moon was newly appointed as an outside director at the annual general meeting of shareholders held on March 23, 2021.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of December 31, 2021, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong (Chairman) and Donghee Suh.

As of December 31, 2021, the composition of the Outside Director Nomination Committee was as follows.

(As of the date of this report)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Byung Ho Lee and Doocheol Moon
(1)	James (Hoyoung) Jeong was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on November 24, 2021.

As of December 31, 2021, the composition of the Audit Committee was as follows.

(As of December 31, 2021)

Committee	Composition	Member
Audit Committee	3 outside directors	Doocheol Moon (Chairman), Kun Tai Han and Chang-Yang Lee

As of December 31, 2021, the composition of the ESG Committee was as follows.

(As of December 31, 2021)

Committee	Composition	Member
ESG Committee(1)	1 non-outside director and 4 outside directors	Chang-Yang Lee (Chairman), Kun Tai Han, Byung Ho Lee, Doocheol Moon and James (Hoyoung) Jeong
(1)	The ESG Committee was established on April 26, 2021.

As of December 31, 2021, the composition of the Related Party Transaction Committee was as follows.

(As of December 31, 2021)

Committee	Composition	Member
Related Party Transaction Committee(1)	1 non-outside director and 3 outside directors	Kun Tai Han (Chairman), Byung Ho Lee, Chang-Yang Lee and Donghee Suh

(1)	The Related Party Transaction Committee was established on July 1, 2021.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2021): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2021): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2021:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.0%
Donghee Suh	Registered director of member company	11,500	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2021:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	23,811,048	6.65%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2021:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid	Per capita average remuneration paid(2)
Non-outside directors	2	1,737	869
Outside directors who are not audit committee members	1	90	90
Outside directors who are audit committee members	3	277	90

Total	6	2,104	346

(1)	Number of directors as at December 31, 2021.

(2)	Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid for the year ended December 31, 2021.

(3)

Due to the expiration of Mr. Sung-Sik Hwang’s term as a non-outside director and Mr. Doocheol Moon’s nomination as a non-outside director at the annual general meeting of shareholders held on March 23, 2021, the amount paid to non-outside directors includes the remuneration paid to both directors.

(4)	Due to the resignation of Mr. Young-Soo Kwon on November 1, 2021, the amount paid to non-outside directors includes the remuneration paid to Mr. Young-Soo Kwon.

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2021 (among those paid over ~~W~~500 million per year)

(Unit: in millions of Won)

Name(*)	Position	Total remuneration	Payment not included in total remuneration
James (Hoyoung) Jeong	Chief Executive Officer	1,340	—

•	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong

Total remuneration

•  ~~W~~1,340 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~60.9 million between January and March and ~~W~~62.4 million between April and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~48.7 million between January and March and ~~W~~48.9 million between April and December were made.

•  A total of ~~W~~9.0 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
In Byeong Kang	Advisory Officer	1,783	—
Yeong Giu Hong	Advisor	1,371	—
James (Hoyoung) Jeong	Chief Executive Officer	1,340	—
Yung Keun Choi	Advisory Officer	1,236	—
Jung Sik Shin	Advisory Officer	1,173	—

•	Method of calculation

Name	Method of calculation
In Byeong Kang (1)

Total remuneration

•  ~~W~~1,783 million (consisting of ~~W~~325 million in salary and ~~W~~1,458 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~34.5 million between January and March and ~~W~~24.2 million between April and December were made.

•  A total of ~~W~~4.1 million of welfare benefits were paid on an annual basis in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (15 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Yeong Giu Hong (1)

Total remuneration

•  ~~W~~1,371 million (consisting of ~~W~~225 million in salary and ~~W~~1,146 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~14.8 million between April and December were made.

•  A total of ~~W~~3.3 million of welfare benefits were paid on an annual basis in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

James (Hoyoung) Jeong

Total remuneration

•  ~~W~~1,340 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~60.9 million between January and March and ~~W~~62.4 million between April and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~48.8 million between January and December were made.

•  A total of ~~W~~9.0 million of welfare benefits were paid on an annual basis in accordance with welfare benefits standards.

Yung Keun Choi (1)

Total remuneration

•  ~~W~~1,236 million (consisting of ~~W~~282 million in salary and ~~W~~954 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~20.7 million between April and December were made.

•  A total of ~~W~~6.7 million of welfare benefits were paid on an annual basis in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (12 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Jung Sik Shin (1)

Total remuneration

•  ~~W~~1,173 million (consisting of ~~W~~278 million in salary and ~~W~~895 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~29.6 million between January and March and ~~W~~20.7 million between April and December were made.

•  A total of ~~W~~3.2 million of welfare benefits were paid on an annual basis in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (11 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Mssrs. In Byeong Kang, Yeong Giu Hong, Yung Keun Choi and Jung Sik Shin are former officers who retired from our company effective as of March 31, 2021.

(5)	Stock options

Not applicable.

B.	Employees

As of December 31, 2021, we had 27,702 employees (excluding our directors). On average, our male employees have served 11.9 years and our female employees have served 9.8 years. The total amount of salary paid to our employees for 2021 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,835,467 million for our male employees and ~~W~~254,263 million for our female employees. The following table provides details of our employees as of December 31, 2021:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2021(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	23,339	1,835,467	81	12
Female	4,363	254,263	61	10

Total	27,702	2,089,730	78	12

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for 2021 was ~~W~~404,941 million and the per capita welfare benefit provided was ~~W~~14.6 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)

Number of executive officers	Total salary in 2021	Average salary per capita(1)
92	32,523	337

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

We have also been a defendant in four patent infringement lawsuits (two in the United States, one in Germany and one in China) filed against us and certain other set manufacturers by Solas OLED Ltd. With respect to each of these cases, we have entered into a Settlement and License Agreement with the plaintiff in December 2020. The plaintiff withdrew its claims in all four cases between January and March 2021.

B.	Material events subsequent to the reporting period

On February 23, 2022, we issued non-guaranteed corporate bonds in an aggregate amount of ~~W~~445 billion. The following table provides details of such issuance:

(Unit: in millions of Won, %)

Type of Securities	Type of Offering	Issue Date	Issue Amount	Interest Rate	Credit Rating (Rating Agency)	Maturity Date	Repayment	Underwriters
Corporate bond (Green bond)	Public offering	February 23, 2022	~~W~~320,000,000,000	3.306%	A+ (Korea Investors Service, Inc., NICE Information Service Co., Ltd.)	February 21, 2025	Non-repayment	KB Securities Co., Ltd., Korea Investment & Securities Co., Ltd., Shinhan Investment Corp.
Corporate bond (Green bond)	Public offering	February 23, 2022	~~W~~125,000,000,000	3.656%	A+ (Korea Investors Service, Inc., NICE Information Service Co., Ltd.)	February 23, 2027	Non-repayment	KB Securities Co., Ltd., Korea Investment & Securities Co., Ltd., Shinhan Investment Corp.

(1)

The series 44-1 and series 44-2 non-guaranteed corporate bonds are ESG bonds (green bonds). The proceeds from the offering will be used to fund the expansion of our OLED display panel production lines.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 3 to the consolidated financial statements. The Group early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, and restated comparative statement of financial position as of December 31, 2020, and the statements of comprehensive income, changes in equity and cash flows for the year then ended.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Impairment test for Display Cash Generating Unit (CGU)

As discussed in Notes 3(k) and 10 to the consolidated financial statements, goodwill of ~~W~~48,339 million is allocated to the Group’s Display CGU. The Group’s non-financial assets as of December 31, 2021 amount to ~~W~~22,203,344 million, and a large portion of which are related to the Display CGU. The recoverable amount used by the Group in impairment test of the Display CGU is value in use based on discounted cash flow model. As a result of impairment test for Display CGU, the Group concluded that recoverable amount exceeds the carrying amount.

We identified impairment test for Display CGU as a key audit matter. Revenue and operating expenditures for the forecast period and discount rate used to estimate value in use for impairment test of Display CGU involve significant judgement and minor changes would have a significant effect on the results of the Group’s impairment test of Display CGU.

The primary procedures we performed to address the impairment test for Display CGU include followings:

•

We tested certain internal controls over the Group’s non-financial assets impairment test process, including controls related to development of the revenue and operating expenditures forecasts and discount rate assumptions for Display CGU.

•	We compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the discount rate assumptions to assess their impact on the Group’s impairment test.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing them against independently developed rates using publicly available market data for comparable entities; and

•	testing revenue and operating expenditures forecasts by comparing them against analyst reports and industry reports.

(ii)	Assessment of recognition of deferred tax assets

As discussed in Note 24 to the consolidated financial statements, the deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the recognition of these deferred tax assets is dependent on the generation of future taxable income of the Group. As of December 31, 2021, the Group had ~~W~~2,307,692 million of deferred tax assets in the consolidated statement of financial position and ~~W~~182,617 million of unrecognized tax credit carryforwards as of December 31, 2021, primarily related to LG Display Co., Ltd.

We identified the assessment of the recognition of the deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit forwards expire and the feasibility of planned tax strategies. The subjectivity is primarily driven by the Group’s assumptions in revenue, operating expenditures and subsidiaries’ dividend distribution, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address the assessment of recognition of deferred tax assets include followings:

•

We tested certain internal controls relating to the Group’s deferred tax assets recognition process, including controls related to the development of assumptions in determining the future taxable income and subsidiaries’ dividend distribution for each year.

•

We analyzed the Group’s estimates of taxable income, including analyzing the Group’s forecasted revenue and operating expense by comparing them with the financial budgets approved by the board of directors and historical performance.

•	We compared the forecasts of taxable income and timing of utilization of tax losses and tax credit carryforwards in prior years to actual results to assess the Group’s ability to accurately forecast.

•

We also evaluated the Group’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards and collecting declared subsidiaries’ dividends in connection with the development of assumptions in determining subsidiaries’ dividend distribution.

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the feasibility of planned tax strategies when recognizing deferred tax assets.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether theses consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2022

This report is effective as of March 8, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 26	~~W~~	3,541,597	4,218,099
Deposits in banks	4, 26		743,305	78,652
Trade accounts and notes receivable, net	5, 14, 26, 29		4,574,789	3,517,512
Other accounts receivable, net	5, 26		121,899	144,480
Other current financial assets	6, 26, 27		68,203	52,403
Inventories	7		3,350,375	2,170,656
Prepaid income taxes	24		58,536	114,202
Other current assets	5		728,363	803,466

Total current assets			13,187,067	11,099,470
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		126,719	114,551
Other non-current accounts receivable, net	5, 26		2,376	—
Other non-current financial assets	6, 26, 27		156,211	68,231
Property, plant and equipment, net	9, 17, 27		20,558,446	20,139,703
Intangible assets, net	10, 17		1,644,898	1,020,088
Deferred tax assets	24		2,307,692	2,275,514
Defined benefits assets, net	12		68,276	224,997
Other non-current assets			102,819	123,447

Total non-current assets			24,967,448	23,966,542

Total assets		~~W~~	38,154,515	35,066,012

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	4,814,055	3,779,290
Current financial liabilities	11, 26, 27		4,069,712	3,195,024
Other accounts payable	26		3,401,346	2,781,941
Accrued expenses			1,218,456	651,880
Income tax payable			179,335	25,004
Provisions	13		173,431	197,468
Advances received			67,046	333,821
Other current liabilities			71,436	42,520

Total current liabilities			13,994,817	11,006,948
Non-current financial liabilities	11, 26, 27		8,702,745	11,124,846
Non-current provisions	13		92,942	89,633
Defined benefit liabilities, net	12		1,589	1,498
Deferred tax liabilities	24		6,636	9,530
Other non-current liabilities	26		593,285	102,129

Total non-current liabilities			9,397,197	11,327,636

Total liabilities			23,392,014	22,334,584

Equity
Share capital	15		1,789,079	1,789,079
Share premium	15		2,251,113	2,251,113
Retained earnings	15		8,541,521	7,518,786
Reserves	15		537,142	(163,446)

Total equity attributable to owners of the Controlling Company			13,118,855	11,395,532

Non-controlling interests			1,643,646	1,335,896

Total equity			14,762,501	12,731,428

Total liabilities and equity		~~W~~	38,154,515	35,066,012

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won, except earnings per share)	Note	2021		2020
Revenue	16, 17, 29	~~W~~	29,878,043	24,261,561
Cost of sales	7, 18, 29		(24,572,939)	(21,626,339)

Gross profit			5,305,104	2,635,222
Selling expenses	18, 19		(933,043)	(817,611)
Administrative expenses	18, 19		(919,409)	(755,340)
Research and development expenses	18		(1,222,044)	(1,098,736)

Operating profit (loss)			2,230,608	(36,465)

Finance income	22		425,835	438,786
Finance costs	22		(916,614)	(802,678)
Other non-operating income	21		1,252,135	1,784,646
Other non-operating expenses	18, 21		(1,280,859)	(1,999,280)
Equity in income of equity accounted investees, net	8		7,780	12,545

Profit (loss) before income tax			1,718,885	(602,446)
Income tax expense (benefit)	23		385,341	(526,299)

Profit (loss) for the year			1,333,544	(76,147)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(163,363)	110,404
Other comprehensive income (loss) from associates	8		(84)	39

			(163,447)	110,443
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	23		869,789	48,181
Loss on valuation of derivative	15, 23		(9,227)	—
Other comprehensive income (loss) from associates	8, 23		4,497	(210)

			865,059	47,971

Other comprehensive income for the year, net of income tax			701,612	158,414

Total comprehensive income for the year		~~W~~	2,035,156	82,267

Profit (loss) attributable to:
Owners of the Controlling Company			1,186,182	(94,853)
Non-controlling interests			147,362	18,706

Profit (loss) for the year		~~W~~	1,333,544	(76,147)

Total comprehensive income attributable to:
Owners of the Controlling Company			1,723,323	54,219
Non-controlling interests			311,833	28,048

Total comprehensive income for the year		~~W~~	2,035,156	82,267

Earnings (loss) per share (in won)
Basic earning (loss) per share	25	~~W~~	3,315	(265)
Diluted earning (loss) per share	25	~~W~~	3,130	(265)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(94,853)	—	(94,853)	18,706	(76,147)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	—	110,404	—	110,404
Foreign currency translation differences		—	—	—	38,839	38,839	9,342	48,181
Other comprehensive income (loss) from associates		—	—	39	(210)	(171)	—	(171)

Total other comprehensive income		—	—	110,443	38,629	149,072	9,342	158,414

Total comprehensive income for the year	~~W~~	—	—	15,590	38,629	54,219	28,048	82,267

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(12,086)	(12,086)
Capital contribution from non-controlling interests		—	—	(116)	946	830	172,136	172,966

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,186,182	—	1,186,182	147,362	1,333,544
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(163,363)	—	(163,363)	—	(163,363)
Foreign currency translation differences		—	—	—	705,318	705,318	164,471	869,789
Other comprehensive income (loss) from associates		—	—	(84)	4,497	4,413	—	4,413
Loss on valuation of derivative		—	—	—	(9,227)	(9,227)	—	(9,227)

Total other comprehensive income (loss)		—	—	(163,447)	700,588	537,141	164,471	701,612

Total comprehensive income for the year	~~W~~	—	—	1,022,735	700,588	1,723,323	311,833	2,035,156

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(4,083)	(4,083)

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	1,333,544	(76,147)
Adjustments for:
Income tax expense (benefit)	23		385,341	(526,299)
Depreciation and amortization	9, 10, 18		4,500,701	4,134,027
Gain on foreign currency translation			(74,125)	(296,870)
Loss on foreign currency translation			193,095	217,287
Expenses related to defined benefit plans	12, 20		144,241	160,669
Gain on disposal of property, plant and equipment			(19,367)	(37,835)
Loss on disposal of property, plant and equipment			64,350	60,294
Impairment loss on property, plant and equipment			19,085	38,494
Reversal of impairment loss on property, plant and equipment			(1,121)	—
Gain on disposal of intangible assets			(196)	(111)
Loss on disposal of intangible assets			—	368
Impairment loss on intangible assets			29,488	79,593
Reversal of impairment loss on intangible assets			(1,152)	(1,110)
Expense on increase of provisions			216,873	308,334
Finance income			(352,423)	(331,723)
Finance costs			832,596	612,164
Equity in income of equity method accounted investees, net	8		(7,780)	(12,545)
Loss on liquidation of investments in subsidiaries			—	72,654
Other income			—	(11,485)
Other expenses			15,538	—

			5,945,144	4,465,906
Changes in:
Trade accounts and notes receivable			(964,130)	(935,888)
Other accounts receivable			20,395	63,192
Inventories			(1,123,239)	(128,495)
Lease receivables			4,765	6,428
Other current assets			107,679	175,486
Other non-current assets			(58,821)	(58,641)
Trade accounts and notes payable			1,037,950	1,387,084
Other accounts payable			72,640	(1,152,786)
Accrued expenses			580,404	(9,704)
Provisions			(237,601)	(277,876)
Advances received			(268,074)	(408,900)
Other current liabilities			9,100	(40,200)
Defined benefit liabilities, net			(208,199)	(109,801)
Other non-current liabilities			11,144	12,973

			(1,015,987)	(1,477,128)
Cash generated from operating activities			6,262,701	2,912,631
Income taxes paid			(118,305)	(156,997)
Interests received			79,188	75,424
Interests paid			(470,138)	(552,274)

Net cash provided by operating activities		~~W~~	5,753,446	2,278,784

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	4,068	8,239
Increase in deposits in banks			(694,313)	(78,452)
Proceeds from withdrawal of deposits in banks			77,152	78,557
Acquisition of financial assets at fair value through profit or loss			(34,418)	(3,227)
Proceeds from disposal of financial assets at fair value through profit or loss			5,226	99
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	6
Proceeds from disposal of investments in equity accounted investees			4,363	2,400
Acquisition of property, plant and equipment			(3,141,430)	(2,595,381)
Proceeds from disposal of property, plant and equipment			65,711	446,193
Acquisition of intangible assets			(635,805)	(353,313)
Proceeds from disposal of intangible assets			2,946	16,996
Government grants received			85,983	118,341
Receipt from settlement of derivatives			8,344	24,468
Proceeds from collection of short-term loans			14,533	13,720
Increase in long-term loans			(26,473)	—
Increase in deposits			(7,145)	(2,084)
Decrease in deposits			8,154	1,286
Proceeds from disposal of other assets			—	11,000

Net cash used in investing activities			(4,263,080)	(2,311,152)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			2,573,757	2,238,806
Repayments of short-term borrowings			(2,425,117)	(2,506,420)
Proceeds from issuance of bonds			498,027	49,949
Proceeds from long-term borrowings			1,298,346	2,329,013
Repayments of current portion of long-term borrowings and bonds			(4,344,208)	(1,278,199)
Repayment of lease liabilities			(66,941)	(62,200)
Capital contribution from non-controlling interests			—	172,966
Subsidiaries’ dividends distributed to non-controlling interests			—	(12,086)

Net cash provided by (used in) financing activities			(2,466,136)	931,829

Net increase (decrease) in cash and cash equivalents			(975,770)	899,461
Cash and cah equivalents at January 1			4,218,099	3,336,003
Effect of exchange rate fluctuations on cash held			299,268	(17,365)

Cash and cash equivalents at December 31		~~W~~	3,541,597	4,218,099

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2021, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2021, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2021, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2021, there are 15,910,934 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2021

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	45
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

(*)

For the year ended December 31, 2021, the Controlling Company contributed ~~W~~38,565 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~127,400 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2021 and 2020 is as follows:

(In millions of won)	December 31, 2021				2021
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,891,725	1,865,145	26,580	13,585,364	(159)
LG Display Germany GmbH		614,248	597,574	16,674	2,107,714	2,732
LG Display Japan Co., Ltd.		482,445	475,847	6,598	2,332,536	731
LG Display Taiwan Co., Ltd.		472,948	450,519	22,429	2,171,271	2,282
LG Display Nanjing Co., Ltd.		2,072,881	1,103,251	969,630	1,892,179	109,201
LG Display Shanghai Co., Ltd.		575,263	562,025	13,238	934,122	(14,074)
LG Display Guangzhou Co., Ltd.		4,792,782	3,480,019	1,312,763	3,371,505	128,300
LG Display Shenzhen Co., Ltd.		115,545	108,635	6,910	530,023	(10,404)
LG Display Singapore Pte. Ltd.		520,448	511,128	9,320	2,049,047	1,498
L&T Display Technology (Fujian) Limited		432,190	359,239	72,951	1,307,982	(8,946)
LG Display Yantai Co., Ltd.		898,976	411,696	487,280	630,996	(11,857)
Nanumnuri Co., Ltd.		9,907	6,673	3,234	26,068	898
LG Display (China) Co., Ltd.		2,651,061	355,541	2,295,520	2,175,878	380,788
Unified Innovative Technology, LLC		2,814	16	2,798	—	(182)
LG Display Guangzhou Trading Co., Ltd.		703,527	693,105	10,422	1,535,452	1,753
Global OLED Technology, LLC		61,074	9,963	51,111	9,322	(5,714)
LG Display Vietnam Haiphong Co., Ltd.		4,093,339	3,148,557	944,782	2,592,983	270,441
Suzhou Lehui Display Co., Ltd.		332,856	181,707	151,149	614,070	7,040
LG DISPLAY FUND I LLC		43,294	33	43,261	—	49
LG Display High-Tech (China) Co., Ltd.		6,803,960	3,713,739	3,090,221	2,817,308	125,446

	~~W~~	27,571,283	18,034,412	9,536,871	40,683,820	979,823

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2020				2020
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,375,795	1,351,562	24,233	11,383,528	8,063
LG Display Germany GmbH		309,702	295,599	14,103	1,440,763	1,890
LG Display Japan Co., Ltd.		365,295	359,114	6,181	1,923,132	1,105
LG Display Taiwan Co., Ltd.		319,284	301,210	18,074	1,453,734	2,363
LG Display Nanjing Co., Ltd.		1,476,667	710,717	765,950	1,487,428	99,311
LG Display Shanghai Co., Ltd.		373,503	348,609	24,894	814,964	7,237
LG Display Poland Sp. z o.o.		—	—	—	—	17,216
LG Display Guangzhou Co., Ltd.		4,081,473	3,025,937	1,055,536	2,506,152	107,163
LG Display Shenzhen Co., Ltd.		50,255	34,421	15,834	580,638	4,924
LG Display Singapore Pte. Ltd.		499,158	492,045	7,113	1,176,876	2,105
L&T Display Technology (Fujian) Limited		323,801	242,939	80,862	1,168,972	10,796
LG Display Yantai Co., Ltd.		791,520	345,930	445,590	966,393	56,735
Nanumnuri Co., Ltd.		5,659	3,323	2,336	21,062	631
LG Display (China) Co., Ltd.		2,424,290	737,462	1,686,828	1,907,421	(12,279)
Unified Innovative Technology, LLC		2,740	14	2,726	—	(1,094)
LG Display Guangzhou Trading Co., Ltd.		931,858	924,180	7,678	1,372,006	1,050
Global OLED Technology, LLC		66,691	14,369	52,322	8,899	(4,934)
LG Display Vietnam Haiphong Co., Ltd.		3,319,103	2,708,904	610,199	1,829,840	164,533
Suzhou Lehui Display Co., Ltd.		281,293	152,665	128,628	531,464	2,494
LG DISPLAY FUND I LLC		3,127	11	3,116	—	(4,353)
LG Display High-Tech (China) Co., Ltd.		7,005,932	4,346,187	2,659,745	1,280,924	51,489

	~~W~~	24,007,146	16,395,198	7,611,948	31,854,196	516,445

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(d)	Information of subsidiaries(before elimination of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30
Current assets	~~W~~	1,987,880	1,551,346
Non-current assets		663,181	5,252,614
Current liabilities		324,075	1,261,412
Non-current liabilities		31,466	2,452,327
Net assets		2,295,520	3,090,221
Book value of non-controlling interests		680,757	925,848
Revenue	~~W~~	2,175,878	2,817,308
Profit(Loss) for the year		380,788	125,446
Profit(Loss) attributable to non-controlling interests		114,301	37,803
Cash flows from operating activities	~~W~~	890,435	709,243
Cash flows from investing activities		(619,615)	(315,176)
Cash flows from financing activities		(439,390)	(665,170)
Effect of exchange rate fluctuations on cash held		23,538	19,972
Net decrease in cash and cash equivalents		(145,032)	(251,131)
Cash and cash equivalents at January 1		276,802	290,461
Cash and cash equivalents at December 31		131,770	39,330
Dividends distributed to non-controlling interests	~~W~~	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(In millions of won)
	2020
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,573,028	1,544,816
Non-current assets		851,262	5,461,116
Current liabilities		326,785	1,588,688
Non-current liabilities		410,677	2,757,499
Net assets		1,686,828	2,659,745
Book value of non-controlling interests		498,084	796,537
Revenue	~~W~~	1,907,421	1,280,924
Profit(Loss) for the year		(12,279)	51,489
Profit(Loss) attributable to non-controlling interests		(3,684)	15,447
Cash flows from operating activities	~~W~~	138,692	134,484
Cash flows from investing activities		(686,387)	(841,413)
Cash flows from financing activities		436,936	826,940
Effect of exchange rate fluctuations on cash held		5,367	(1,501)
Net increase (decrease) in cash and cash equivalents		(105,392)	118,510
Cash and cash equivalents at January 1		382,194	171,951
Cash and cash equivalents at December 31		276,802	290,461
Dividends distributed to non-controlling interests	~~W~~	12,086	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2022, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2022.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates.

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Impairment assessment of non-financial assets (Note 3(k), 10)

•	Deferred tax assets and liabilities (Note 3(s), 24)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 13)

•	Inventories (Note 3(e), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, from January 1, 2021. A number of other new standards are effective from January 1, 2021 but they do not have a significant effect on the Group’s consolidated financial statements.

(i)	Retrospective application of changes in accounting policies

Before the application of the amendments to K-IFRS No. 1016, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. K-IFRS No. 1002 Inventories is applied in identifying and measuring these production costs. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.

The Group applied amendments retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020, the beginning of the earliest period presented in the accompanying consolidated financial statements, and the Group restated and presented the consolidated financial statements as of and for the year ended December 31, 2020 as follows.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements

Before the application of the amendments to K-IFRS 1016, the Group deducted net proceeds from selling items produced during the testing whether the property, plant and equipment is functioning properly from its acquisition cost. However, upon the application of the amendments to K-IFRS No. 1016, the Group reclassified the proceeds from selling any such produced items from the testing of property, plant and equipment as sales and the cost of those items as cost of sales and restated the financial statements by adjusting the depreciation for reduction in acquisition cost of property, plant and equipment and related income taxes. Adjusted amount of each account in the comparative financial statements from retrospective application of the changes in the accounting policy is as follows:

i)	Impacts on the consolidated statement of financial position as of December 31, 2020

(In millions of won)
	As previously reported		Adjustments	As restated
Assets
Property, plant and equipment	~~W~~	20,147,051	(7,348)	20,139,703
Deferred tax assets		2,273,677	1,837	2,275,514

	~~W~~	22,420,728	(5,511)	22,415,217

Equity
Retained earnings	~~W~~	7,524,297	(5,511)	7,518,786

ii)	Impacts on the consolidated statement of financial position as of December 31, 2021

(In millions of won)
	Amounts before adoption of change		Adjustments	As reported
Assets
Property, plant and equipment	~~W~~	20,564,161	(5,715)	20,558,446
Deferred tax assets		2,306,263	1,429	2,307,692

	~~W~~	22,870,424	(4,286)	22,866,138

Equity
Retained earnings	~~W~~	8,545,807	(4,286)	8,541,521

There are no impacts on the consolidated statement of financial position as of January 1, 2020 due to the change in accounting policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements, Continued

iii)	Impacts on the consolidated statement of comprehensive income for the year ended December 31, 2020

(In millions of won, except earnings per share)
	As previously reported		Adjustments	As restated
Revenue	~~W~~	24,230,124	31,437	24,261,561
Cost of sales		(21,587,554)	(38,785)	(21,626,339)

Gross profit	~~W~~	2,642,570	(7,348)	2,635,222

Operating loss	~~W~~	(29,117)	(7,348)	(36,465)
Loss before income tax	~~W~~	(595,098)	(7,348)	(602,446)
Income tax benefit		(524,462)	(1,837)	(526,299)

Loss for the year	~~W~~	(70,636)	(5,511)	(76,147)

Basic and diluted earnings (loss) per share (in won)	~~W~~	(250)	(15)	(265)

iv)	Impacts on the consolidated statement of comprehensive income for the year ended December 31, 2021

(In millions of won, except earnings per share)
	Amounts before adoption of change		Adjustments	As reported
Revenue	~~W~~	29,878,043	—	29,878,043
Cost of sales		(24,574,572)	1,633	(24,572,939)

Gross profit	~~W~~	5,303,471	1,633	5,305,104

Operating Income	~~W~~	2,228,975	1,633	2,230,608
Profit before income tax	~~W~~	1,717,252	1,633	1,718,885
Income tax expense		384,933	408	385,341

Profit for the year	~~W~~	1,332,319	1,225	1,333,544

Basic earnings per share (in won)	~~W~~	3,312	3	3,315
Diluted earnings per share (in won)	~~W~~	3,126	4	3,130

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements, Continued

v)	Impacts on the consolidated statement of changes in equity for the year ended December 31, 2020

- As previously reported

(In millions of won)	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2020	~~W~~	7,503,312	11,340,483	12,488,281
Loss for the year		(89,342)	(89,342)	(70,636)

Balances at December 31, 2020	~~W~~	7,524,297	11,401,043	12,736,939

- Adjustments

(In millions of won)	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2020	~~W~~	—	—	—
Loss for the year		(5,511)	(5,511)	(5,511)

Balances at December 31, 2020	~~W~~	(5,511)	(5,511)	(5,511)

- As restated

(In millions of won)	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2020	~~W~~	7,503,312	11,340,483	12,488,281
Loss for the year		(94,853)	(94,853)	(76,147)

Balances at December 31, 2020	~~W~~	7,518,786	11,395,532	12,731,428

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

vi)	Impacts on the consolidated statement of cash flows for the year ended December 31, 2020

(In millions of won)	As reported		Adjustment	Restated
Net cash provided by operating activities(*)	~~W~~	2,286,948	(8,164)	2,278,784
Net cash used in investing activities(*)		(2,319,316)	8,164	(2,311,152)

(*)	The net proceeds from selling items produced during the test are reclassified from net cash used in investing activity to net cash provided by operating activity.

There are no impact on net cash provided by operating activities and net cash used in investing activities in the consolidated statement of cash flows for the year ended December 31, 2021 due to the change in accounting policy.

(b)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Interest rate benchmark reform

In case the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if both of the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Group is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits, Continued

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model ( Identifying the contract Identifying performance obligations Determining transaction price Allocating the transaction price to performance obligations Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 17 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(u)	Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these consolidated financial statements.

(i)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, for liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, to apply the recognition criteria specified in those standards.

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

(ii)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

These amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

In addition, settlement of a liability includes transferring the Group’s own equity instruments to the counterparty but they do not affect its classification as current or non-current if the entity classifies the option as an equity instrument, recognizing it separately from the liability as an equity component of a compound financial instrument.

These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted. The Group is currently assessing the impacts of the application.

(iii)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted.

(iv)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to K-IFRS No. 1012, Income Taxes)

These amendments specify the scope of the initial recognition exemption when assets and liabilities arise to equal amount from a single transaction. These amendments require an entity to recognize the resulting deferred tax liability or asset if the transaction give rise to equal taxable and deductible temporary differences although it is not a business combination and affects neither accounting profit nor taxable profit(loss). These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

Of deferred taxes which give rise to a right-of-use asset and lease liability, the Group is currently applying an approach which results in similar conclusion to these amendments except that deferred tax is presented on a net basis. Upon the adoption of the amendments, the Group expects to recognize separate deferred tax assets and liabilities for right of use assets and lease liabilities and it will be applied retrospectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

(v)	Definition of Materiality (Amendments to K-IFRS No. 1001, Presentation of Financial Statement)

These amendments specify the definition of materiality. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

(vi)	Definition of Accounting Estimates (Amendments to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors)

These amendments removed the definition of ‘change in accounting estimates’, and introduced the term ‘accounting estimates’ by defining them as monetary amounts in financial statements that are subject to measurement uncertainty and clarifying that a change in an estimation technique or a valuation technique used to develop accounting estimates is a change in accounting estimate. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

(vii)	Annual Improvements to K-IFRS Standards 2018-2020

Annual improvements to K-IFRS standards 2018-2020 is effective for annual periods beginning on January 1, 2022, with early adoption permitted. The Group does not expect that such amendments have a material effect on the Group’s consolidated financial statements.

•	K-IFRS No. 1001, First-time Adoption of International Financial Reporting Standards: Subsidiary as a First-time Adopter

•	K-IFRS No. 1009, Financial Instruments: Fees in the ‘10 percent’ Test for Derecognition of Financial Liabilities

•	K-IFRS No. 1116, Leases: Lease Incentives

•	K-IFRS No. 1041, Agriculture: Taxation in Fair Value Measurements

The Group is currently assessing the impacts of the application of above amended standards on the Group’s financial position and business performance and management believes that the application of the amended standards are expected to have no significant impact on the consolidated financial statements of the Group, except for the amendments to K-IFRS No. 1001, Presentation of Financial Statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets
Cash and cash equivalents
Cash	~~W~~	1,122	156
Demand deposits		3,540,475	4,217,943

	~~W~~	3,541,597	4,218,099

Deposits in banks
Time deposits	~~W~~	2,600	1,800
Restricted deposits (*)		740,705	76,852

	~~W~~	743,305	78,652

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a) Trade accounts and notes receivable as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Due from third parties	~~W~~	3,818,980	3,054,471
Due from related parties		755,809	463,041

	~~W~~	4,574,789	3,517,512

(b) Other accounts receivable as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	108,875	140,616
Accrued income		13,024	3,864

	~~W~~	121,899	144,480

Non-current assets
Long-term non-trade receivables	~~W~~	2,376	—

	~~W~~	124,275	144,480

Due from related parties included in other accounts receivable, as of December 31, 2021 and 2020 are ~~W~~2,846 million and ~~W~~21,189 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c) The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,575,354	124,877	(1,204)	(1,932)
1-15 days past due		566	822	—	(6)
16-30 days past due		10	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	4,575,993	126,280	(1,204)	(2,005)

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,516,891	143,674	(1,047)	(1,740)
1-15 days past due		1,638	1,023	—	(8)
16-30 days past due		30	522	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,518,559	146,258	(1,047)	(1,778)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	1,047	1,778	460	3,322
(Reversal of) bad debt expense		157	227	587	(480)
Write-off		—	—	—	(1,064)

Balance at the end of the year	~~W~~	1,204	2,005	1,047	1,778

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d) Other current assets as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Advanced payments	~~W~~	44,907	34,808
Prepaid expenses		67,540	63,972
Value added tax refundable		608,476	693,623
Right to recover returned goods		7,440	11,063

	~~W~~	728,363	803,466

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

6.	Other Financial Assets

Other financial assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,573	—
Derivatives(*1)		12,741	9,252

	~~W~~	14,314	9,252

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	905	—
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	27	24
Financial assets carried at amortized cost
Deposits	~~W~~	23,581	8,696
Short-term loans		22,518	28,491
Lease receivables		6,858	5,940

	~~W~~	52,957	43,127

	~~W~~	68,203	52,403

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	48,805	13,223
Convertible securities		1,185	2,377
Derivatives(*1)		52,871	111

	~~W~~	102,861	15,711

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	21	48
Financial assets carried at amortized cost
Deposits	~~W~~	22,039	22,251
Long-term loans		19,939	13,899
Lease receivables		11,351	16,322

	~~W~~	53,329	52,472

	~~W~~	156,211	68,231

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

7.	Inventories

Inventories as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Finished goods	~~W~~	1,180,329	785,282
Work-in-process		1,202,548	733,071
Raw materials		786,739	491,432
Supplies		180,759	160,871

	~~W~~	3,350,375	2,170,656

For the years ended December 31, 2021 and 2020, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2021		2020
Inventories recognized as cost of sales	~~W~~	24,572,939	21,626,339
Inventory write-downs		224,576	213,932
Usage of inventory write-downs		(213,932)	(472,885)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2021 and 2020.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investments in Equity Accounted Investees

(a) Associates as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2021			2020
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	48,398	40%	~~W~~	47,262
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		11,947	14%		10,540
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		27,337	15%		24,493
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	15%		20,708	14%		20,196
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH (*1)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		—	12%		2,609

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
					2021			2020
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*2)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,679	10%	~~W~~	3,791
Nanosys Inc. (*3)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		14,650	3%		5,660

						~~W~~	126,719		~~W~~	114,551

(*1)	During 2021, the Controlling Company recognized an impairment loss of ~~W~~2,609 million as finance cost for the investments in Cynora GmbH.
(*2)

During 2021, the Controlling Company recognized a reversal of impairment loss of ~~W~~636 million as finance income for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*3)

During 2021, the Controlling Company recognized a reversal of impairment loss of ~~W~~4,065 million as finance income for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investments in Equity Accounted Investees, Continued

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2021, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~11,424 million, ~~W~~32,600 million and ~~W~~40,100 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2021 and 2020 amounted to ~~W~~4,068 million and ~~W~~8,239 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2021 and 2020 of the significant associate is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2021		December 31, 2020
Total assets	~~W~~	227,616	204,880
Current assets		175,730	143,086
Non-current assets		51,886	61,794
Total liabilities		105,023	85,224
Current liabilities		93,561	64,921
Non-current liabilities		11,462	20,303
Revenue		425,516	307,756
Profit for the year		13,364	9,615
Other comprehensive income (loss)		(1,258)	(409)
Total comprehensive income		12,106	9,206

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2021 and 2020 is as follows:

(i) As of December 31, 2021

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	122,593	40%	49,037	—	(639)	—	48,398

(ii) As of December 31, 2020

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	119,656	40%	47,862	—	(600)	—	47,262

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2021 and 2020 is as follows:

(i) As of December 31, 2021

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	78,321	2,473	6,867	9,340

(ii) As of December 31, 2020

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	67,289	8,510	(7)	8,503

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
Company		January 1		Dividends received	Equity income on investments	Other comprehensive income (loss)	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,262	(3,668)	5,307	(503)	—	48,398
	Others		67,289	(400)	2,473	6,867	2,092	78,321

		~~W~~	114,551	(4,068)	7,780	6,364	2,092	126,719

(In millions of won)
	2020
Company		January 1		Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	50,697	(7,739)	4,035	(164)	433	47,262
	Others		58,914	(500)	8,510	(7)	372	67,289

		~~W~~	109,611	(8,239)	12,545	(171)	805	114,551

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2021	~~W~~	442,822	7,420,854	48,166,361	735,329	6,122,364	184,036	1,021,641	64,093,407
Accumulated depreciation as of January 1, 2021		—	(3,457,052)	(37,581,293)	(600,912)	—	(69,130)	(697,134)	(42,405,521)
Accumulated impairment loss as of January 1, 2021		—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

Book value as of January 1, 2021	~~W~~	442,822	3,847,206	9,267,298	126,167	6,045,727	110,907	299,576	20,139,703

Additions		—	—	—	—	3,651,064	63,655	—	3,714,719
Depreciation		—	(394,416)	(3,188,694)	(72,065)	—	(62,983)	(259,095)	(3,977,253)
Disposals		(8,975)	(17,655)	(30,046)	(44)	(6,899)	(7)	(40,501)	(104,127)
Impairment loss		—	3,897	(15,287)	(3)	620	—	(7,191)	(17,964)
Others (*2)		—	704,753	1,784,733	110,083	(2,910,055)	—	299,534	(10,952)
Government grants received		—	(5,491)	(80,432)	(60)	—	—	—	(85,983)
Effect of movements in exchange rates		—	167,236	682,295	15,041	11,141	8,294	16,296	900,303

Book value as of December 31, 2021	~~W~~	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446

Acquisition cost as of December 31, 2021	~~W~~	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190

Accumulated depreciation as of December 31, 2021	~~W~~	—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)

Accumulated impairment loss as of December 31, 2021	~~W~~	—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

(*1)	As of December 31, 2021, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2020	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455
Accumulated depreciation as of January 1, 2020		—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)
Accumulated impairment loss as of January 1, 2020		—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

Book value as of January 1, 2020	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Additions		—	—	—	—	2,090,747	51,754	—	2,142,501
Depreciation		—	(332,058)	(3,035,681)	(67,391)	—	(54,069)	(236,986)	(3,726,185)
Disposals		(11,266)	(31,936)	(117,538)	(2,963)	—	—	(38,345)	(202,048)
Impairment loss		—	1,074	(30,815)	8	(3,801)	—	(4,960)	(38,494)
Others (*2)		53	117,900	4,976,266	59,758	(5,473,330)	—	319,353	—
Government grants received		—	(12,647)	(93,825)	—	(11,869)	—	—	(118,341)
Effect of movements in exchange rates		—	(1,020)	(1,882)	(33)	(2,347)	(28)	(65)	(5,375)

Book value as of December 31, 2020	~~W~~	442,822	3,847,206	9,267,298	126,167	6,045,727	110,907	299,576	20,139,703

Acquisition cost as of December 31, 2020	~~W~~	442,822	7,420,854	48,166,361	735,329	6,122,364	184,036	1,021,641	64,093,407

Accumulated depreciation as of December 31, 2020	~~W~~	—	(3,457,052)	(37,581,293)	(600,912)	—	(69,130)	(697,134)	(42,405,521)

Accumulated impairment loss as of December 31, 2020	~~W~~	—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

(*1)	As of December 31, 2020, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Capitalized borrowing costs	~~W~~	64,606	191,876
Capitalization rate		3.69%	4.14%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

10.	Intangible Assets and Non-financial Assets Impairment

(a) Changes in intangible assets for the year ended December 31, 2021 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316
Accumulated amortization as of January 1, 2021		(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)
Accumulated impairment loss as of January 1, 2021		(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

Book value as of January 1, 2021	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088
Additions - internally developed		—	—	—	362,897	—	—	—	—	—	362,897
Additions - external purchases		681,222	23,240	742	—	127,621	—	1,689	—	—	834,514
Amortization (*1)		(190,842)	(101,545)	—	(230,891)	—	—	(169)	—	(1)	(523,448)
Disposals		—	—	(2,750)	—	—	—	—	—	—	(2,750)
Impairment loss (*3)		(90)	(2)	—	(29,396)	—	—	—	—	—	(29,488)
Reversal of impairment loss		—	—	1,152	—	—	—	—	—	—	1,152
Transfer from construction-in-progress		—	119,543	—	(15,348)	(119,543)	—	—	—	—	(15,348)
Effect of movements in exchange rates		1,825	(6,808)	39	—	(583)	—	—	2,808	—	(2,719)

Book value as of December 31, 2021	~~W~~	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898

Acquisition cost as of December 31, 2021	~~W~~	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300

Accumulated amortization as of December 31, 2021	~~W~~	(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)

Accumulated impairment loss as of December 31, 2021	~~W~~	(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Group recognized an impairment loss amounting to ~~W~~29,396million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2020 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2020	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351
Accumulated amortization as of January 1, 2020		(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)
Accumulated impairment loss as of January 1, 2020		(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

Book value as of January 1, 2020	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448
Additions - internally developed		—	—	—	284,487	—	—	—	—	—	284,487
Additions - external purchases		291,405	27,789	—	—	51,520	—	—	—	3	370,717
Amortization (*1)		(42,205)	(86,466)	—	(278,799)	—	—	(369)	—	(3)	(407,842)
Disposals		—	—	(17,252)	—	—	—	—	—	—	(17,252)
Impairment loss (*3)		—	(675)	—	(78,918)	—	—	—	—	—	(79,593)
Reversal of impairment loss		—	—	1,110	—	—	—	—	—	—	1,110
Transfer from construction-in-progress		—	54,753	—	—	(54,753)	—	—	—	—	—
Effect of movements in exchange rates		(4,031)	887	(10)	—	55	—	—	(1,888)	—	(4,987)

Book value as of December 31, 2020	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088

Acquisition cost as of December 31, 2020	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316

Accumulated amortization as of December 31, 2020	~~W~~	(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)

Accumulated impairment loss as of December 31, 2020	~~W~~	(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Group recognized an impairment loss amounting to ~~W~~78,918 million for development projects which are not likely to generate revenue.

(c)	Development costs as of December 31, 2021 and 2020 are as follows:

(i)	As of December 31, 2021

(In millions of won and in years)

Classification	Product type	Book Value
Development completed	TV	~~W~~	27,371
	IT		31,935
	Mobile and others		76,644

		~~W~~	135,950

Development in process	TV	~~W~~	73,667
	IT		66,904
	Mobile and others		112,694

		~~W~~	253,265

		~~W~~	389,215

(ii) As of December 31, 2020

(In millions of won and in years)

Classification	Product type	Book Value
Development completed	TV	~~W~~	20,803
	IT		51,784
	Mobile and others		33,097

		~~W~~	105,684

Development in process	TV	~~W~~	49,773
	IT		42,762
	Mobile and others		103,734

		~~W~~	196,269

		~~W~~	301,953

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU with allocated goodwill

As of December 31, 2021, goodwill is allocated to the Group’s Display CGU which constitutes a large portion of the Group’s non-financial assets. The carrying amount of goodwill allocated to Display CGU is as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Display CGU	~~W~~	48,339	45,531

The recoverable amount of Display CGU is estimated based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated sales of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. For Display CGU, the terminal growth rate and the discount rate in the estimation of value in use as of December 31, 2021 are as follows.

	Pre-tax discount rate(*)		Post-tax discount rate(*)	Terminal growth rate
Display CGU	~~W~~	10.5%	8.4%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount which is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test for Display CGU, the recoverable amount exceeds the carrying amount by ~~W~~2,639,202 million. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. An increase in the discount rate by 1.67% or a decrease in terminal growth rate by 1.82% would result in the estimated recoverable amount to be equal to the carrying amount of the CGU.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020

Current
Short-term borrowings	~~W~~	613,733	394,906
Current portion of long-term borrowings and bonds		3,393,506	2,705,709
Derivatives (*1)		8,594	58,875
Cash flow hedging derivatives (*2)		13,400	—
Lease liabilities		40,479	35,534

	~~W~~	4,069,712	3,195,024

Non-current
Won denominated borrowings	~~W~~	2,173,500	2,435,000
Foreign currency denominated borrowings		5,487,091	6,584,658
Bonds		995,976	1,948,541
Derivatives (*1)		2,331	108,750
Lease liabilities		43,847	47,897

	~~W~~	8,702,745	11,124,846

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2021 and 2020 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2021 (%)(*)	December 31, 2021		December 31, 2020
Standard Chartered Bank Korea Limited	—	~~W~~	—	326,400
Standard Chartered Bank Vietnam and others	3ML + 0.80		613,733	68,506

Foreign currency equivalent			USD 518	USD 363

		~~W~~	613,733	394,906

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2021 (%)(*)	December 31, 2021		December 31, 2020
Woori Bank	—	~~W~~	—	60
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 1.90~3.25		2,785,000	3,272,500
Less current portion of long-term borrowings			(611,500)	(837,560)

		~~W~~	2,173,500	2,435,000

(*) CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2021 (%)(*)	December 31, 2021		December 31, 2020
The Export-Import Bank of Korea and others	3ML + 1.20~2.40 6ML + 1.25~1.43, 1.82~2.46	~~W~~	2,163,538	1,680,960
China Construction Bank and others	USD : 3ML+0.65~1.43 CNY : LPR(5Y) + 0.34, LPR(1Y) -0.15~+ 0.15, 4.20		4,489,974	5,948,472

Foreign currency equivalent			USD 2,782	USD 2,742
			CNY 18,017	CNY 27,825
Less current portion of long-term borrowings		~~W~~	(1,166,421)	(1,044,774)

		~~W~~	5,487,091	6,584,658

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2021 and 2020 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2021 (%)	December 31, 2021		December 31, 2020
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2022 ~ September 2026	2.29~2.95	~~W~~	1,320,000	1,320,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000	160,000
Less discount on bonds				(2,534)	(1,798)
Less current portion				(599,825)	(499,796)

			~~W~~	877,641	978,406

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	—	~~W~~	—	326,400
Privately issued bonds	April 2023	3ML + 1.47		118,550	108,800
Foreign currency equivalent				USD 100	USD 400
Less discount on bonds				(215)	(3,161)
Less current portion				—	(323,579)

			~~W~~	118,335	108,460

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	1,015,760	861,675
Foreign currency equivalent				USD 857	USD 792
Less current portion				(1,015,760)	—

			~~W~~	—	861,675

			~~W~~	995,976	1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)	Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding by the Controlling Company as of December 31, 2021 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption

1.  Redemption at maturity :

       Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption :

       The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2021 is as follows:

(In won and No. of shares)
	December 31, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Present value of partially funded defined benefit obligations	~~W~~	1,684,096	1,397,542
Fair value of plan assets		(1,750,783)	(1,621,041)

	~~W~~	(66,687)	(223,499)

Defined benefit liabilities, net	~~W~~	1,589	1,498
Defined benefit assets, net	~~W~~	68,276	224,997

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Defined benefit obligations at January 1	~~W~~	1,397,542	1,481,339
Current service cost		150,136	163,652
Interest cost		35,902	35,614
Remeasurements (before tax)		205,318	(155,700)
Benefit payments		(101,973)	(124,701)
Net transfers from (to) related parties		(2,798)	(2,645)
Others		(31)	(17)

Defined benefit obligations at December 31	~~W~~	1,684,096	1,397,542

Weighted average remaining maturity of defined benefit obligations as of December 31, 2021 and 2020 are 15.63 years and 15.06 years, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Fair value of plan assets at January 1	~~W~~	1,621,041	1,607,253
Expected return on plan assets		41,797	38,597
Remeasurements (before tax)		(15,483)	(7,264)
Contributions by employer directly to plan assets		201,417	101,462
Benefit payments		(97,989)	(119,007)

Fair value of plan assets at December 31	~~W~~	1,750,783	1,621,041

(d) Plan assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,750,783	1,621,041

As of December 31, 2021, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current service cost	~~W~~	150,136	163,652
Net interest cost		(5,895)	(2,983)

	~~W~~	144,241	160,669

Expenses are recognized in the consolidated statements of comprehensive income as follows:

(In millions of won)
	2021		2020
Cost of sales	~~W~~	110,750	122,369
Selling expenses		6,631	8,505
Administrative expenses		16,496	17,875
Research and development expenses		10,364	11,920

	~~W~~	144,241	160,669

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	38,117	(72,326)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(124,974)	36,769
Demographic assumptions		(7,206)	(2,584)
Financial assumptions		(73,138)	121,515
Return on plan assets		(15,483)	(7,264)
Group’s share of associates regarding remeasurements		(84)	39

	~~W~~	(220,885)	148,475

Income tax	~~W~~	57,438	(38,032)

Balance at December 31	~~W~~	(125,330)	38,117

(g)	Principal actuarial assumptions as of December 31, 2021 and 2020 (expressed as weighted averages) are as follows:

	December 31, 2021	December 31, 2020
Expected rate of salary increase	3.7%	2.9%
Discount rate for defined benefit obligations	3.1%	2.6%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2021	December 31, 2020
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2021:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(226,772)	275,402
Expected rate of salary increase		270,635	(227,488)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

13.	Provisions

Changes in provisions for the year ended December 31, 2021 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2021	~~W~~	272,195	14,906	287,101
Additions (reversal)		216,873	(5,659)	211,214
Usage		(231,942)	—	(231,942)

Balance at December 31, 2021	~~W~~	257,126	9,247	266,373

Current	~~W~~	164,184	9,247	173,431
Non-current	~~W~~	92,942	—	92,942

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2021, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Controlling Company and television manufacturers. The actions in the United States and Germany also included the Controlling Company’s subsidiaries, LG Display America, Inc. and LG Display Germany GmbH, as defendants, respectively. In December 2020, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the year ended December 31, 2021.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,015 million (~~W~~1,203,283 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company		KRW 90,000	90,000	—	—
	Shinhan Bank	USD 10	11,855	USD 7	8,334
	Sumitomo Mitsui Banking Corporation	USD 20	23,710	—	—
	MUFG Bank	USD 180	213,390	USD 20	23,757
	BNP Paribas	USD 65	77,058	USD 9	10,839
	ING Bank	USD 90	106,695	—	—

		USD 365		USD 36
		KRW 90,000	522,708	—	42,930

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 330	391,215	USD 110	130,400
	United Overseas Bank Limited	USD 100	118,550	USD 70	82,983
	JPMorgan Chase Bank, N.A., Singapore Branch	USD 50	59,275	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	17,783	—	—
	Australia and New Zealand Banking Group Ltd.	USD 70	82,985	USD 22	26,081
	KGI Bank Co., Ltd.	USD 30	35,565	—	—

LG Display Germany GmbH	BNP Paribas	USD 135	160,043	USD 50	59,289
	Commerzbank AG	USD 12	14,262	USD 5	6,141
	DZ Bank AG	USD 12	14,007	USD 9	10,103
	UniCredit Bank	USD 19	22,196	USD 8	10,012

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 400	474,200	USD 400	474,200
	Standard Chartered Bank	USD 600	711,300	USD 285	337,868
	Sumitomo Mitsui Banking Corporation	USD 150	177,825	USD 5	5,928

LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD 120	142,260	—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD 30	35,565	—	—

		USD 2,073	2,457,031	USD 964	1,143,005

		USD 2,438		USD 1,000
		KRW 90,000	2,979,739	—	1,185,935

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2021, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 250	~~W~~	296,375
Sumitomo Mitsui Banking Corporation	USD 50		59,275
Industrial Bank of Korea	USD 100		118,550
Industrial and Commercial Bank of China	USD 200		237,100
Shinhan Bank	USD 400		474,200
KB Kookmin Bank	USD 100		118,550
MUFG Bank	USD 100		118,550
The Export–Import Bank of Korea	USD 200		237,100
Standard Chartered Bank	USD 400		474,200

	USD 1,800	~~W~~	2,133,900

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 2 million (~~W~~2,371 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 1,189 million (~~W~~221,463 million), JPY 900 million (~~W~~9,272 million), EUR 2.5 million (~~W~~3,356 million), VND 51,408 million (~~W~~2,678 million), and USD 0.5 million (~~W~~593 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2021, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2021.

Pledged Assets

In connection with the borrowings amounting to CNY 14,494 million (~~W~~2,699,652 million) from China Construction Bank and others, as of December 31, 2021, the Group is providing its property, plant and equipment with carrying amount of ~~W~~1,001,126 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

15.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share Premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2021 and December 31, 2020, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to December 31, 2021.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2020 to December 31, 2021.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

Reserves as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Loss on valuation of derivatives	~~W~~	(9,227)	—
Foreign currency translation differences for foreign operations		566,651	(138,667)
Other comprehensive loss from associates		(20,282)	(24,779)

	~~W~~	537,142	(163,446)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

15.	Share Capital, Share Premium and Reserves, Continued

The movement in reserves for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2020	~~W~~	—	(178,452)	(24,569)	(203,021)
Change in reserves		—	39,785	(210)	39,575

December 31, 2020	~~W~~	—	(138,667)	(24,779)	(163,446)

January 1, 2021	~~W~~	—	(138,667)	(24,779)	(163,446)
Change in reserves		(9,227)	705,318	4,497	700,588

December 31, 2021	~~W~~	(9,227)	566,651	(20,282)	537,142

(c)	Dividend

The Controlling Company decided to pay ~~W~~232,580 million (~~W~~650 per share) of dividends after the reporting period and they will be submitted for approval to the shareholders’ meeting. Such dividends have not yet been paid and there are no related tax consequences.

16.	Revenue

Details of revenue for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Sales of goods	~~W~~	29,824,886	24,217,036
Royalties		13,977	14,167
Others		39,180	30,358

	~~W~~	29,878,043	24,261,561

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the years ended December 31, 2021 and 2020.

(a)	Revenue by geography

(In millions of won)
	2021		2020
Domestic	~~W~~	632,531	912,049
Foreign
China		19,866,707	16,685,746
Asia (excluding China)		3,256,126	2,297,290
United States		3,263,055	2,070,944
Europe (excluding Poland)		1,159,669	1,215,345
Poland		1,699,955	1,080,187

	~~W~~	29,245,512	23,349,512

	~~W~~	29,878,043	24,261,561

Sales to Company A and Company B amount to ~~W~~12,019,534 million and ~~W~~5,924,262 million, respectively, for the year ended December 31, 2021 (2020: ~~W~~10,380,138 million and ~~W~~4,252,696 million, respectively). The Group’s top ten end-brand customers together accounted for 86% of sales for the year ended December 31, 2021 (2020: 85%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2021			December 31, 2020
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,006,204	1,452,823	11,736,856	874,849
Foreign
China		6,393,129	83,655	6,723,704	39,396
Vietnam		2,146,652	19,954	1,663,807	7,688
Others		12,461	88,466	15,336	98,155

	~~W~~	8,552,242	192,075	8,402,847	145,239

	~~W~~	20,558,446	1,644,898	20,139,703	1,020,088

(c)	Revenue by product and services

(In millions of won)
	2021		2020
TV	~~W~~	9,466,192	6,737,654
IT		12,458,740	10,120,668
Mobile and others		7,953,111	7,403,239

	~~W~~	29,878,043	24,261,561

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Changes in inventories	~~W~~	(1,179,232)	(119,501)
Purchases of raw materials, merchandise and others		15,207,659	12,636,633
Depreciation and amortization		4,500,701	4,134,027
Outsourcing		776,755	988,899
Labor		3,795,943	2,866,055
Supplies and others		1,235,473	900,019
Utility		1,029,953	885,972
Fees and commissions		789,885	679,475
Shipping		345,204	184,105
Advertising		126,335	113,547
Warranty		216,873	309,113
Travel		59,519	61,520
Taxes and dues		141,131	141,669
Others		720,467	785,070

	~~W~~	27,766,666	24,566,603

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries	~~W~~	387,414	294,055
Expenses related to defined benefit plans		22,859	26,449
Other employee benefits		86,757	68,402
Shipping		298,684	147,711
Fees and commissions		248,478	221,922
Depreciation		267,042	215,479
Taxes and dues		74,542	82,708
Advertising		126,335	113,547
Warranty		216,873	309,113
Insurance		16,654	12,985
Travel		6,935	8,296
Training		15,556	8,463
Others		84,323	63,821

	~~W~~	1,852,452	1,572,951

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries and wages	~~W~~	3,138,798	2,326,792
Other employee benefits		589,598	444,090
Contributions to National Pension plan		68,962	67,241
Expenses related to defined benefit plans and defined contribution plans		144,739	161,285

	~~W~~	3,942,097	2,999,408

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Foreign currency gain	~~W~~	1,210,689	1,688,838
Gain on disposal of property, plant and equipment		19,367	37,835
Gain on disposal of intangible assets		196	111
Reversal of impairment loss on property, plant and equipment		1,121	—
Reversal of impairment loss on intangible assets		1,152	1,110
Rental income		1,978	3,629
Others		17,632	53,123

	~~W~~	1,252,135	1,784,646

(b)	Details of other non-operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Foreign currency loss	~~W~~	1,161,628	1,730,703
Loss on disposal of property, plant and equipment		64,350	60,294
Impairment loss on property, plant, and equipment		19,085	38,494
Loss on disposal of intangible assets		—	368
Impairment loss on intangible assets		29,488	79,593
Loss on disposal of investments in subsidiaries		—	72,654
Donations		1,099	934
Others		5,209	16,240

	~~W~~	1,280,859	1,999,280

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Finance income
Interest income	~~W~~	88,888	69,651
Foreign currency gain		81,600	336,155
Reversal of impairment loss on investments		4,701	4,149
Gain on transaction of derivatives		9,393	24,759
Gain on valuation of derivatives		234,742	—
Gain on valuation of financial assets at fair value through profit or loss		6,511	4,072

	~~W~~	425,835	438,786

Finance costs
Interest expense	~~W~~	434,089	370,479
Foreign currency loss		381,132	194,384
Impairment loss on investments in equity accounted investees		2,609	3,344
Loss on repayment of borrowings		250	794
Loss on sale of trade accounts and notes receivable		4,877	5,258
Loss on transaction of derivatives		1,049	291
Loss on valuation of derivatives		21,795	187,344
Loss on valuation of financial assets at fair value through profit or loss		704	2,311
Loss on valuation of financial liabilities at fair value through profit or loss		68,421	36,798
Others		1,688	1,675

	~~W~~	916,614	802,678

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current tax expense (benefit)
Current year	~~W~~	199,591	117,215
Adjustment for prior years(*1)		163,570	(55,410)

	~~W~~	363,161	61,805

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	60,233	(321,333)
Change in unrecognized deferred tax assets(*2)		(38,053)	(266,771)

	~~W~~	22,180	(588,104)

Income tax expense (benefit)	~~W~~	385,341	(526,299)

(*1)	Consist of taxable income adjustments related to the transfer price investigation and others and significant portion of such amounts were adjusted to reduce deferred tax expense (see Note 23(d)).
(*2)	Change in unrecognized deferred tax assets consist of tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021				2020
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	(220,801)	57,438	(163,363)	148,436	(38,032)	110,404
Gain (loss) on valuation of derivatives		(12,495)	3,268	(9,227)	—	—	—
Foreign currency translation differences for foreign operations		871,292	(1,503)	869,789	48,181	—	48,181
Change in equity of equity method investee		6,364	(1,951)	4,413	(172)	—	(172)

	~~W~~	644,360	57,252	701,612	196,445	(38,032)	158,413

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

23.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2021 and 2020 is as follows:

(In millions of won)
	2021			2020
Profit (loss) for the year	~~W~~		1,333,544		(76,147)
Income tax expense (benefit)			385,341		(526,299)

Profit (loss) before income tax			1,718,885		(602,446)

Income tax expense (benefit) using the statutory tax rate of each country		30.37%	521,954	31.55%	(190,072)
Non-deductible expenses		1.01%	17,354	(2.29%)	13,789
Tax credits		(3.28%)	(56,439)	12.46%	(75,051)
Change in unrecognized deferred tax assets(*1)		(2.21%)	(38,053)	44.28%	(266,771)
Adjustment for prior years (*2)		(0.49%)	(8,349)	9.20%	(55,410)
Effect on change in tax rate		(2.29%)	(39,338)	(1.23%)	7,386
Others		(0.69%)	(11,788)	(6.61%)	39,830

Income tax benefit	~~W~~		385,341		(526,299)

Effective tax rate			22.42%		(*3)

(*1)	Change in unrecognized deferred tax assets consist of tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards.
(*2)	Adjustment for prior years in 2021 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate is not calculated due to income tax benefit.

(d)	Tax uncertainties

In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China for three subsidiaries have been completed and two subsidiaries are ongoing to resolve the double taxation effect. The Group recognized deferred tax assets for the amount which double taxation effect is expected to be eliminated from mutual agreement procedures, however, the Group is exposed to an uncertainty which may results in double taxation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2021, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~667,515 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration and planned tax strategies are realizable. As of December 31, 2021, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031
Tax credit carryforwards	~~W~~	182,617	16,710	75,626	40,824	40,965	4,593	3,899

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2021		December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Other accounts receivable, net	~~W~~	—	—	(17)	(13)	(17)	(13)
Inventories, net		68,679	60,539	—	—	68,679	60,539
Defined benefit liabilities, net		—	—	(26,642)	(35,617)	(26,642)	(35,617)
Investments in subsidiaries and associates		—	—	(233,552)	(79,301)	(233,552)	(79,301)
Accrued expenses		250,582	123,106	—	—	250,582	123,106
Property, plant and equipment		632,378	671,286	(28,886)	(63,971)	603,492	607,315
Intangible assets		17,450	19,469	(6,636)	(8,000)	10,814	11,469
Provisions		68,893	63,943	—	—	68,893	63,943
Other temporary differences		130,274	173,166	(19,596)	(3,601)	110,678	169,565
Tax loss carryforwards		958,624	953,209	—	—	958,624	953,209
Tax credit carryforwards		489,505	391,769	—	—	489,505	391,769

Deferred tax assets (liabilities)	~~W~~	2,616,385	2,456,487	(315,329)	(190,503)	2,301,056	2,265,984

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	January 1, 2020		Profit or loss	Other comprehensive loss	December 31, 2020	Profit or loss	Other comprehensive loss	December 31, 2021
Other accounts receivable, net	~~W~~	(4,364)	4,351	—	(13)	(4)	—	(17)
Inventories, net		89,522	(28,983)	—	60,539	8,140	—	68,679
Defined benefit liabilities, net		—	2,415	(38,032)	(35,617)	(48,463)	57,438	(26,642)
Subsidiaries and associates		(20,015)	(59,286)	—	(79,301)	(150,797)	(3,454)	(233,552)
Accrued expenses		131,196	(8,090)	—	123,106	127,476	—	250,582
Property, plant and equipment		669,909	(62,594)	—	607,315	(3,823)	—	603,492
Intangible assets		11,127	342	—	11,469	(655)	—	10,814
Provisions		55,429	8,514	—	63,943	4,950	—	68,893
Other temporary differences		137,339	32,226	—	169,565	(62,155)	3,268	110,678
Tax loss carryforwards		607,432	345,777	—	953,209	5,415	—	958,624
Tax credit carryforwards		38,337	353,432	—	391,769	97,736	—	489,505

Deferred tax assets (liabilities)	~~W~~	1,715,912	588,104	(38,032)	2,265,984	(22,180)	57,252	2,301,056

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

25.	Earnings (Loss) per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2021 and 2020 are as follows:

(In won and No. of shares)
	2021		2020
Profit (loss) attributable to owners of the Controlling Company for the year	~~W~~	1,186,182,126,952	(94,852,991,844)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	3,315	(265)

For the years ended December 31, 2021 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted earnings per share for the year ended December 31, 2021 are as follows:

(In won and number of shares)
	2021
Profit attributable to owners of the Controlling Company	~~W~~	1,186,182,126,952
Adjustments:
Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit attributable to owners of the Controlling Company		1,248,086,316,277
Weighted-average number of common stocks outstanding, after adjustment		398,804,698

Diluted earnings per share	~~W~~	3,130

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)
	2021
Weighted-average number of common stocks outstanding	~~W~~	357,815,700
Adjustment: Number of common stocks to be issued from conversion		40,988,998

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	398,804,698

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the year ended December 31, 2020 due to loss. In 2020, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2021 and 2020 is as follows:

(In millions)	December 31, 2021
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,138	195	11,024	29	3	3	44,525
Deposits in banks	—	—	3,564	—	—	—	—
Trade accounts and notes receivable	3,708	221	568	—	—	—	—
Other accounts receivables	24	71	297	4	—	—	15,828
Other assets denominated in foreign currencies	—	176	167	6	—	—	6,481
Trade accounts and notes payable	(2,170)	(8,850)	(2,343)	—	—	—	(465,390)
Other accounts payable	(1,227)	(4,630)	(2,203)	(5)	(5)	—	(1,610,640)
Financial liabilities	(4,257)	—	(18,017)	—	—	—	—

	(2,784)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—	—	—

Net exposure	(1,239)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(In millions)	December 31, 2020
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,795	164	13,382	34	7	4	33,843	—
Trade accounts and notes receivable	3,093	13	585	—	—	—	—	—
Other accounts receivables	52	93	222	3	6	—	9,773	—
Other assets denominated in foreign currencies	—	208	51	6	1	—	4,586	—
Trade accounts and notes payable	(1,948)	(9,831)	(2,037)	—	—	—	(357,149)	—
Other accounts payable	(268)	(6,239)	(2,018)	(4)	(8)	—	(997,204)	(2)
Financial liabilities	(4,294)	—	(27,825)	—	—	—	—	—

	(1,570)	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—	—	—

Net exposure	655	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2021 and 2020 and the exchange rates at December 31, 2021 and December 31, 2020 are as follows:

(In won)
	Average rate (year-to-date)			Reporting date spot rate
	2021		2020	December 31, 2021	December 31, 2020
USD	~~W~~	1,144.10	1,180.46	1,185.50	1,088.00
JPY		10.42	11.05	10.30	10.54
CNY		177.36	170.90	186.26	166.96
TWD		40.99	40.07	42.84	38.67
EUR		1,353.25	1,345.71	1,342.34	1,338.24
PLN		296.51	302.95	292.11	292.02
VND		0.0499	0.0508	0.0521	0.0471
GBP		1,573.89	1,513.48	1,600.25	1,482.40

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2021 and 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2021			December 31, 2020
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(74,214)	2,339	12,438	73,186
JPY (5 percent weakening)		(5,437)	(3,288)	(6,250)	(5,194)
CNY (5 percent weakening)		(64,732)	172	(147,294)	93
TWD (5 percent weakening)		70	5	75	—
EUR (5 percent weakening)		178	(858)	250	377
PLN (5 percent weakening)		29	29	43	43
VND (5 percent weakening)		(3,865)	(3,865)	(2,230)	(2,230)
GBP (5 percent weakening)		—	—	(107)	(107)

A stronger won against the above currencies as of December 31, 2021 and 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Controlling Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of December 31, 2021, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~905 million and ~~W~~13,400 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: ~~W~~1,160~1,202.5) are recognized in other comprehensive income (loss). The expected settlement dates of derivative instrument contracts are within six months from December 31, 2021.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,445 million (~~W~~1,713,048 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2021 and 2020 is as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	4,284,950	4,296,823
Financial liabilities		(5,237,711)	(5,875,729)

	~~W~~	(952,761)	(1,578,906)

Variable rate instruments
Financial liabilities	~~W~~	(7,426,095)	(8,193,085)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2021 and 2020, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2021
Variable rate instruments (*)	~~W~~	(40,931)	40,931	(40,931)	40,931
December 31, 2020
Variable rate instruments (*)	~~W~~	(45,352)	45,352	(45,352)	45,352

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Group does not have financial instruments affected by discontinued LIBORs. The Group plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Group does not have plan to change to KOFR.

The Group is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Group is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Group manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of December 31, 2021, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(In millions of won)
	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	2,562,656	1,635,990
Derivative assets
Cross currency interest rate swap contracts	~~W~~	43,406	43,406
Derivative liabilities
Cross currency interest rate swap contracts	~~W~~	7,820	7,820

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2021 and 2020 is as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Financial assets carried at amortized cost
Cash equivalents	~~W~~	3,540,475	4,217,943
Deposits in banks		743,316	78,663
Trade accounts and notes receivable, net		4,574,789	3,517,512
Non-trade receivables		108,875	140,616
Accrued income		13,024	3,864
Deposits		45,620	30,947
Short-term loans		22,518	28,491
Long-term loans		19,939	13,899
Long-term non-trade receivables		2,376	—
Lease receivables		18,209	22,262

	~~W~~	9,089,141	8,054,197

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,758	2,377
Derivatives		65,612	9,363

	~~W~~	68,370	11,740

Financial assets effective for cash flow hedging
Derivatives	~~W~~	905	—
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	72

	~~W~~	9,158,464	8,066,009

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2021.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	10,052,245	10,693,994	1,554,233	1,110,193	3,466,945	4,562,623	—
Bonds		2,611,561	2,531,468	575,029	884,996	329,661	652,467	89,315
Trade accounts and notes payable		4,814,055	4,814,055	4,468,682	345,373	—	—	—
Other accounts payable		2,327,257	2,329,820	2,201,225	128,595	—	—	—
Other accounts payable (enterprise procurement cards)(*)		1,074,089	1,074,089	1,023,130	50,959	—	—	—
Long-term other accounts payable		496,083	586,104	—	—	113,222	273,718	199,164
Security deposits received		11,199	11,199	2,860	5,592	2,747	—	—
Lease liabilities		84,326	90,920	28,216	16,116	22,959	16,241	7,388
Derivative financial liabilities
Derivatives	~~W~~	10,925	8,378	5,473	2,364	541	—	—
Derivatives for cash flow hedge		13,400	13,400	13,400	—	—	—	—

	~~W~~	21,495,140	22,153,427	9,872,248	2,544,188	3,936,075	5,505,049	295,867

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2021 is as follows:

(In millions of won)
	January 1, 2021		Change (Cash flows from operation activities)	December 31, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	(4,061)	1,074,089

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2021		December 31, 2020
Total liabilities	~~W~~	23,392,014	22,334,584
Total equity		14,762,501	12,731,428
Cash and deposits in banks (*1)		4,284,902	4,296,751
Borrowings (including bonds)		12,663,806	14,068,814
Total liabilities to equity ratio		158%	175%
Net borrowings to equity ratio (*2)		57%	77%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021				December 31, 2020
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,541,597	(	*)	4,218,099	(	*)
Deposits in banks		743,316	(	*)	78,663	(	*)
Trade accounts and notes receivable		4,574,789	(	*)	3,517,512	(	*)
Non-trade receivables		108,875	(	*)	140,616	(	*)
Accrued income		13,024	(	*)	3,864	(	*)
Deposits		45,620	(	*)	30,947	(	*)
Short-term loans		22,518	(	*)	28,491	(	*)
Long-term loans		19,939	(	*)	13,899	(	*)
Long-term non-trade receivables		2,376	(	*)	—	(	*)
Lease receivables		18,209	(	*)	22,262	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	48,805	48,805		13,223	13,223
Convertible securities		2,758	2,758		2,377	2,377
Derivatives		65,612	65,612		9,363	9,363
Financial assets effective for cash flow hedging
Derivatives	~~W~~	905	905		—	—
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	48		72	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,925	10,925		167,625	167,625
Convertible bonds		1,015,760	1,015,760		861,675	861,675
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	13,400	13,400		—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	10,052,245	10,064,068		11,296,898	11,328,418
Bonds		1,595,801	1,596,044		1,910,241	1,923,517
Trade accounts and notes payable		4,814,055	(	*)	3,779,290	(	*)
Other accounts payable		3,401,346	(	*)	2,781,941	(	*)
Long-term other accounts payable		496,083	(	*)	30	(	*)
Security deposits received		11,199	(	*)	12,539	(	*)
Lease liabilities		84,326	(	*)	83,431	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	48,805
Convertible securities		—	—	2,758	2,758
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

(In millions of won)	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,223	13,223
Convertible securities		—	—	2,377	2,377
Derivatives		—	9,363	—	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	167,625	—	167,625
Convertible bonds		861,675	—	—	861,675

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,064,068	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,328,418	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2021 and 2020 are as follows

	December 31, 2021	December 31, 2020
Borrowings, bonds and others	2.21~4.38%	2.15~4.46%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

27.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment as of December 31, 2021 and 2020 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	55,166	47,411	1,859	5,970	501	110,907
Additions and others		54,728	39	870	7,620	398	63,655
Depreciation		(51,368)	(2,985)	(1,469)	(6,745)	(416)	(62,983)
Disposals		(7)	—	—	—	—	(7)
Gain or loss on foreign currency translation		(2,352)	9,952	70	217	407	8,294

Balance at December 31	~~W~~	56,167	54,417	1,330	7,062	890	119,866

(In millions of won)
	2020
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	53,213	49,754	2,147	7,848	288	113,250
Additions and others		44,900	607	1,197	4,459	591	51,754
Depreciation		(42,923)	(2,947)	(1,485)	(6,336)	(378)	(54,069)
Gain or loss on foreign currency translation		(24)	(3)	—	(1)	—	(28)

Balance at December 31	~~W~~	55,166	47,411	1,859	5,970	501	110,907

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

27.	Leases, Continued

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest on lease liabilities	~~W~~	(3,664)	(4,456)
Income from sub-leasing right-of-use assets		712	896
Expenses relating to short-term leases		(824)	(977)
Expenses relating to leases of low-value assets		(577)	(231)

(iii)	Changes in lease liabilities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	83,431	88,512
Additions and others		64,172	52,663
Interest expense		3,664	4,456
Repayment of liabilities		(66,941)	(62,200)

Balance at December 31	~~W~~	84,326	83,431

(b)	Leases as lessor

During the years ended December 31, 2021 and 2020, the Group recognized interest income on lease receivables of ~~W~~712 million and ~~W~~896 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	December 31, 2021		December 31, 2020
6 months or less	~~W~~	3,688	3,306
6-12 months		3,688	3,306
1-2 years		7,376	6,612
2-5 years		4,303	10,469
Total undiscounted lease receivable		19,055	23,693
Unearned finance income		(846)	(1,431)
Net Investment in the lease		18,209	22,262

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2021 are as follows:

(In millions of won)
	January 1, 2021		Cash flows from financing activities	Non-cash transactions
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2021
Short-term borrowings	~~W~~	394,906	148,640	—	70,187	—	—	613,733
Current portion of long-term borrowings and bonds		2,705,709	(4,344,208)	4,582,430	370,826	10,078	68,671	3,393,506
Long-term borrowings		9,019,658	1,298,346	(3,112,568)	455,155	—	—	7,660,591
Bonds		1,948,541	498,027	(1,469,862)	9,732	9,538	—	995,976
Lease liabilities		83,431	(66,941)	—	4,181	—	63,655	84,326

	~~W~~	14,152,245	(2,466,136)	—	910,081	19,616	132,326	12,748,132

(*) Others include ~~W~~68,421 million of loss on valuation of financial liabilities at fair value through profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2021 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	713	—	72,156	1,485
Paju Electric Glass Co., Ltd.		—	3,668	365,400	—	—	2,734
WooRee E&L Co., Ltd.		—	—	13,541	—	—	79
YAS Co., Ltd.		—	200	10,337	54,071	—	9,824
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	187	—	—	—

	~~W~~	—	4,068	390,188	54,071	72,156	14,122

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	270,396	—	19,805	395,654	—	130,924
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	97,475	—	—	—	—	418
LG Electronics Vietnam Haiphong Co., Ltd.		414,806	—	—	607	—	1,445

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	449,390	—	—	—	—	1,263
LG Electronics RUS, LLC		98,812	—	—	—	—	1,141
LG Electronics do Brasil Ltda.		154,565	—	—	—	—	543
LG Innotek Co., Ltd.		3,753	—	26,874	451	—	85,471
HI-M Solutek Co., Ltd		—	—	44	—	—	5,662
LG Electronics Mexicalli, S.A. DE C.V.		269,305	—	—	—	—	89
LG Electronics Mlawa Sp. z o.o.		1,254,164	—	—	—	—	577
LG Electronics Reynosa, S.A. DE C.V.		1,256,107	—	—	—	—	1,011
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	159
LG Electronics Japan, Inc.		—	—	—	10	—	5,334
P.T. LG Electronics Indonesia		537,944	—	—	—	—	574
LG Electronics Taiwan Taipei Co., Ltd.		5,046	—	—	—	—	659
LG Electronics Nanjing Vehicle Components Co., Ltd.		2,009	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	4,411
Others		5	—	739	602	—	968

	~~W~~	4,649,850	—	27,657	1,670	—	109,725

	~~W~~	4,920,246	4,068	437,650	451,395	72,156	254,771

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)	2020
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	22	200	80	—	74,070	1,112
Paju Electric Glass Co., Ltd.		—	7,739	299,737	—	—	2,862
WooRee E&L Co., Ltd.		—	—	13,857	—	—	35
YAS Co., Ltd.		—	300	6,648	22,603	—	3,790
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	22	8,239	320,415	22,603	74,070	7,799

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	647,329	—	19,810	233,504	—	141,191
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	53,441	—	—	—	—	173
LG Electronics Vietnam Haiphong Co., Ltd.		332,977	—	—	—	—	1,138
LG Electronics Nanjing New Technology Co., Ltd.		439,674	—	—	—	—	1,333
LG Electronics RUS, LLC		95,465	—	—	—	—	303

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)	2020
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	111,710	—	—	—	—	230
LG Innotek Co., Ltd.		5,321	—	25,012	—	—	76,530
Qingdao LG Inspur Digital Communication Co., Ltd.		7,298	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		145,032	—	—	—	—	52
LG Electronics Mlawa Sp. z o.o.		729,135	—	—	—	—	1,188
LG Electronics Reynosa, S.A. DE C.V.		780,710	—	—	—	—	1,044
LG Electronics Egypt S.A.E.		69,853	—	—	—	—	375
LG Electronics Japan, Inc.		—	—	—	33	—	5,635
P.T. LG Electronics Indonesia		157,820	—	—	—	—	164
Others		5,030	—	229	—	—	7,632

	~~W~~	2,933,466	—	25,241	33	—	95,797

	~~W~~	3,580,817	8,239	365,466	256,140	74,070	244,787

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2021		December 31, 2020	December 31, 2021	December 31, 2020
Associates
AVATEC Co., Ltd.	~~W~~	3	—	2,748	2,714
Paju Electric Glass Co., Ltd.		—	—	79,302	84,095
WooRee E&L Co., Ltd.		878	—	2,915	3,637
YAS Co., Ltd.		—	—	20,116	18,126
Material Science Co., Ltd.		—	—	99	—

	~~W~~	881	—	105,180	108,572

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	67,629	94,193	105,918	88,629
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics Vietnam Haiphong Co., Ltd.		52,327	36,417	252	16
LG Electronics Nanjing New Technology Co., Ltd.		102,691	88,075	155	83
LG Electronics RUS, LLC		13,276	10,295	—	—
LG Electronics do Brasil Ltda.		5,910	7,481	—	14
LG Innotek Co., Ltd.		767	227	40,135	31,309
HI-M Solutek Co., Ltd		—	—	2,397	582
LG Electronics Mexicali, S.A. DE C.V.		17,795	20,969	—	15

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2021		December 31, 2020	December 31, 2021	December 31, 2020
LG Electronics Mlawa Sp. z o.o.	~~W~~	218,206	89,481	22	10
LG Electronics Reynosa, S.A. DE C.V.		177,298	70,555	10	50
LG Electronics Egypt S.A.E.		19,489	13,359	—	—
P.T. LG Electronics Indonesia		73,732	48,677	32	—
LG Electronics India Pvt. Ltd.		7,319	3,697	111	—
LG Electronics Japan, Inc.		—	—	471	466
LG Electronics Taiwan Taipei Co., Ltd.		2,046	337	53	35
LG Electronics Nanjing Vehicle Components Co., Ltd.		143	457	—	—
LG Technology Ventures LLC		—	—	33	11
Others		24	10	1,491	968

	~~W~~	691,023	390,037	45,162	33,559

	~~W~~	759,533	484,230	256,260	230,760

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as granting and collecting loans, which occurred in the normal course of business with related parties for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

There were no significant financing transactions with related parties for the year ended December 31, 2020.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2021 and 2020 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2021			December 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	570,716	287,203	48,955	41,355
LG Uplus Corp.		—	2,355	—	163
LG Chem Ltd. and its subsidiaries		172	634,886	2,974	111,761
S&I Corp. and its subsidiaries		313	409,845	5,862	171,870
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,551	1,356,864	117	112,572
LG Corp.		—	68,420	6,754	11,193
LG Management Development Institute		—	21,069	3,480	205
LG CNS Co., Ltd. and its subsidiaries		118	329,724	100	186,784
LG Household & Health Care Ltd. and its subsidiaries		—	335	—	55
LG Holdings Japan Co., Ltd.		—	512	—	—
G2R Inc. and its subsidiaries		—	23,521	—	11,933
Robostar Co., Ltd.		—	7,600	—	2,006

	~~W~~	573,870	3,142,334	68,242	649,897

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2020			December 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	376,898	260,736	81,353	28,583
LG Uplus Corp.		—	2,127	—	151
LG Chem Ltd. and its subsidiaries		1,286	861,285	115	179,944
S&I Corp. and its subsidiaries		324	261,710	5,864	103,896
Silicon Works Co., Ltd.		36	865,727	—	136,715
LG Corp.		—	57,200	6,799	1,417
LG Management Development Institute		—	8,294	3,480	351
LG CNS Co., Ltd. and its subsidiaries		254	202,222	253	93,477
LG Household & Health Care Ltd. and its subsidiaries		—	247	—	—
LG Holdings Japan Co., Ltd.		—	2,154	2,244	—
G2R Inc. and its subsidiaries		—	39,013	—	8,851
Robostar Co., Ltd.		—	1,769	—	1,033

	~~W~~	378,798	2,562,484	100,108	554,418

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Short-term benefits	~~W~~	3,747	2,233
Expenses related to the defined benefit plan		366	346

	~~W~~	4,113	2,579

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2021 and 2020 is as follows:

(In millions of won)
	2021		2020
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	445,028	(662,164)
Changes in other accounts payable arising from the purchase of intangible assets		529,826	98,068
Recognition of right-of-use assets and lease liabilities		63,655	51,757

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2021 and 2020, the related separate statements of comprehensive income(loss), changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2021 and 2020, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2021, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 8, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2021. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Impairment test for Display Cash Generating Unit(CGU)

As discussed in Notes 3(k) and 10 to the separate financial statements, goodwill of ~~W~~14,593 million is allocated to the Company’s Display CGU. The Company’s non-financial assets as of December 31, 2021 amount to ~~W~~13,470,670 million, and a large portion of which are related to the Display CGU. The recoverable amount used by the Company in impairment test of the Display CGU is value in use based on discounted cash flow model. As a result of impairment test for Display CGU, the Company concluded that recoverable amount exceeds the carrying amount.

We identified impairment test for Display CGU as a key audit matter. Revenue and operating expenditures for the forecast period, and discount rate used to estimate value in use for impairment test of Display CGU involve significant judgement and minor changes would have a significant effect on the results of the Company’s impairment test of Display CGU.

The primary procedures we performed to address the impairment test for Display CGU include followings:

•

We tested certain internal controls over the Company’s non-financial assets impairment test process, including controls related to development of the revenue and operating expenditures forecasts and discount rate assumptions for Display CGU.

•	We compared the Company’s historical revenue and operating expenditures forecasts to actual results to assess the Company’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the discount rate assumptions to assess their impact on the Company’s impairment test.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing them against independently developed rates using publicly available market data for comparable entities; and

•	testing revenue and operating expenditures forecasts by comparing them against analyst reports and industry reports.

(ii)	Assessment of recognition of deferred tax assets

As discussed in Note 24 to the separate financial statements, the deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the recognition of these deferred tax assets is dependent on the generation of future taxable income of the Company. As of December 31, 2021, the Company had ~~W~~2,238,410 million of deferred tax assets in the separate statement of financial position and ~~W~~182,617 million of unrecognized tax credit carryforwards as of December 31, 2021.

We identified the assessment of the recognition of the deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit forwards expire and the feasibility of planned tax strategies. The subjectivity is primarily driven by the Company’s assumptions in revenue, operating expenditures and subsidiaries’ dividend distribution, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address the assessment of recognition of deferred tax assets include followings:

•

We tested certain internal controls relating to the Company’s deferred tax assets recognition process, including controls related to the development of assumptions in determining the future taxable income and subsidiaries’ dividend distribution for each year.

•

We analyzed the Company’s estimates of taxable income, including analyzing the Company’s forecasted revenue and operating expense by comparing them with the financial budgets approved by the board of directors and historical performance.

•

We compared the forecasts of taxable income and timing of utilization of tax losses and tax credit carryforwards in prior years to actual results to assess the Company’s ability to accurately forecast.

•

We also evaluated the Company’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards and collecting declared subsidiaries’ dividends in connection with the development of assumptions in determining subsidiaries’ dividend distribution.

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the feasibility of planned tax strategies when recognizing deferred tax assets.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether theses separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2022

This report is effective as of March 8, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2021 and December 31, 2020

(In millions of won)	Note	September 30, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 24	~~W~~	336,599	1,220,098
Deposits in banks	4, 24		76,913	76,852
Trade accounts and notes receivable, net	5, 14, 24, 26		5,210,739	3,797,248
Other accounts receivable, net	5, 24		69,445	141,332
Other current financial assets	6, 24		70,290	43,151
Inventories	7		2,351,680	1,418,122
Prepaid income tax	22		288	110,388
Other current assets			239,188	140,863

Total current assets			8,355,142	6,948,054
Deposits in banks	4, 24		11	11
Investments	8		4,956,693	4,784,828
Other non-current accounts receivable, net	5, 24		6,430	5,797
Other non-current financial assets	6, 24		82,605	29,133
Property, plant and equipment, net	9		11,587,582	11,736,673
Intangible assets, net	10		1,366,048	887,431
Deferred tax assets	22		2,031,731	1,971,787
Defined benefit assets	12		106,556	224,997
Other non-current assets			112,730	116,491

Total non-current assets			20,250,386	19,757,148

Total assets		~~W~~	28,605,528	26,705,202

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	5,517,622	4,591,319
Current financial liabilities	11, 24		3,740,294	2,162,989
Other accounts payable	24		2,452,900	2,373,730
Accrued expenses			869,340	499,610
Provisions	13		182,668	196,107
Advances received			65,755	312,790
Other current liabilities			53,986	44,115

Total current liabilities			12,882,565	10,180,660
Non-current financial liabilities	11, 24		4,379,821	6,072,225
Non-current provisions	13		95,138	89,633
Other non-current liabilities	24		583,198	99,449

Total non-current liabilities			5,058,157	6,261,307

Total liabilities			17,940,722	16,441,967

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			6,634,945	6,223,043
Reserves	15		(10,331)	—

Total equity			10,664,806	10,263,235

Total liabilities and equity		~~W~~	28,605,528	26,705,202

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2021 and 2020

(In millions of won, except earnings per share)	Note	2021		2020
Revenue	17, 29	~~W~~	28,364,914	22,799,273
Cost of sales	7, 18, 29		(25,346,568)	(21,566,984)

Gross profit			3,018,346	1,232,289
Selling expenses	18, 19		(502,412)	(517,023)
Administrative expenses	18, 19		(590,826)	(447,738)
Research and development expenses	18		(1,203,177)	(1,080,507)

Operating profit(loss)			721,931	(812,979)

Finance income	22		291,665	304,344
Finance costs	22		(629,216)	(519,501)
Other non-operating income	21		889,413	1,265,604
Other non-operating expenses	18, 21		(880,594)	(1,440,237)

Profit (loss) before income tax			393,199	(1,202,769)
Income tax benefit	23		(158,974)	(689,507)

Profit (loss) for the year			552,173	(513,262)

Other comprehensive income(loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(163,363)	110,404
Items that will be reclassified to profit or loss
Loss on valuation of derivative	23, 26		(9,227)	—

Other comprehensive income (loss) for the year, net of income tax			(172,590)	110,404

Total comprehensive income(loss) for the year		~~W~~	379,583	(402,858)

Earnings (loss) per share (in won)
Basic earnings (loss) per share	25	~~W~~	1,543	(1,434)
Diluted earnings (loss) per share	25	~~W~~	1,540	(1,434)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	—	10,666,093

Total comprehensive loss for the period
Loss for the year		—	—	(513,262)	—	(513,262)
Other comprehensive income
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	—	110,404

Total comprehensive loss for the period	~~W~~	—	—	(402,858)	—	(402,858)

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Total comprehensive lncome for the period
Profit for the year		—	—	552,173	—	552,173
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(163,363)	—	(163,363)
Loss on valuation of derivative		—	—	—	(9,227)	(9,227)

Total other comprehensive loss		—	—	(163,363)	(9,227)	(172,590)

Total comprehensive income (loss) for the period	~~W~~	—	—	388,810	(9,227)	379,583

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	552,173	(513,262)
Adjustments for:
Income tax benefit	23		(158,974)	(689,507)
Depreciation and amortization	9, 10, 18		2,532,888	2,519,199
Gain on foreign currency translation			(43,404)	(234,185)
Loss on foreign currency translation			157,164	175,434
Expenses related to defined benefit plans	12, 20		142,535	158,793
Gain on disposal of property, plant and equipment			(24,647)	(43,155)
Loss on disposal of property, plant and equipment			49,871	58,852
Impairment loss on property, plant and equipment			10,662	11,482
Gain on disposal of intangible assets			(196)	—
Loss on disposal of intangible assets			—	368
Impairment loss on intangible assets			29,488	79,593
Reversal of impairment loss on intangible assets			(1,152)	(1,110)
Expense on increase of provisions			183,193	276,670
Finance income			(272,698)	(277,087)
Finance costs			617,681	458,358
Other income			—	(11,000)
Other expenses			15,348	—

			3,237,759	2,482,705
Changes in
Trade accounts and notes receivable			(1,239,010)	(756,684)
Other accounts receivable			65,970	38,701
Inventories			(712,875)	108,177
Other current assets			13,070	56,883
Other non-current assets			(61,737)	(57,421)
Trade accounts and notes payable			1,861,287	2,101,690
Other accounts payable			(25,962)	(1,152,368)
Accrued expenses			524,061	(12,299)
Provisions			(204,126)	(246,285)
Advances received			(284,031)	(410,811)
Other current liabilities			(12,186)	(3,958)
Defined benefit liabilities, net			(206,615)	(108,102)
Other non-current liabilities			10,860	12,535

			(271,294)	(429,942)
Cash generated from operating activities			3,518,638	1,539,501
Income taxes refunded			5,725	48,143
Interests received			2,495	9,364
Interests paid			(229,827)	(285,194)

Net cash provided by operating activities		~~W~~	3,297,031	1,311,814

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	4,068	8,239
Increase in deposits in banks			(76,913)	(76,852)
Proceeds from withdrawal of deposits in banks			76,852	77,257
Acquisition of financial asset at fair value through profit or loss			—	(200)
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	6
Acquisition of investments			(154,665)	(7,241)
Proceeds from disposal of investments			4,363	194,553
Acquisition of property, plant and equipment			(2,003,923)	(1,249,208)
Proceeds from disposal of property, plant and equipment			65,744	450,239
Acquisition of intangible assets			(600,355)	(331,423)
Proceeds from disposal of intangible assets			2,946	16,705
Receipt from settlement of derivatives			8,344	24,468
Proceeds from collection of short-term loans			14,533	13,720
Increase in long-term loans			(26,473)	—
Increase in deposits			(825)	(566)
Decrease in deposits			1,687	1,286
Proceeds from disposal of other assets			—	11,000

Net cash used in investing activities			(2,684,593)	(868,017)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			900,460	1,075,095
Repayments of short-term borrowings			(1,256,440)	(1,070,356)
Proceeds from issuance of bonds			498,027	49,949
Proceeds from long-term borrowings			1,298,346	741,166
Repayments of current portion of long-term borrowings and bonds			(2,314,432)	(1,119,579)
Payment guarantee fee received			5,009	7,154
Repayments of lease liabilities			(12,659)	(12,373)

Net cash used in financing activities			(881,689)	(328,944)

Net increase (decrease) in cash and cash equivalents			(269,251)	114,853
Cash and cash equivalents at January 1			1,220,098	1,105,245

Cash and cash equivalents at December 31		~~W~~	950,847	1,220,098

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2021, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2021, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2021, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2021, there are 15,910,934 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2022, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2022.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Impairment assessment of non-financial assets (Note 3(k), 10)

•	Deferred tax assets and liabilities (Note3(r), 24)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 13)

•	Inventories (Note 3(e), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows:

(a)	Changes in Accounting Policies

The Company has early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, from January 1, 2021. A number of other new standards are effective from January 1, 2021 but they do not have a significant effect on the Company’s separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

Before the application of the amendments to K-IFRS No. 1016, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. K-IFRS No. 1002 Inventories is applied in identifying and measuring these production costs.

The Company applied amendments retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020, the beginning of the earliest period presented in the accompanying separate financial statements. There is no impact on the Company’s separate financial statements as a result of the retrospective application of the amendments. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Interest rate benchmark reform

In case the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if both of the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applies the policies on accounting for modifications to the additional changes.

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(iii)	Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Company is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the separate statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(m)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contractg ② Identifying performance obligationsg ③ Determining transaction priceg ④ Allocating the transaction price to performance obligationsg ⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(p)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(q)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(s)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(u)	Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Company has not early adopted the amended standards in preparing these separate financial statements.

(i)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, for liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, to apply the recognition criteria specified in those standards.

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

(ii)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

These amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

In addition, settlement of a liability includes transferring the company’s own equity instruments to the counterparty but they do not affect its classification as current or non-current if the entity classifies the option as an equity instrument, recognizing it separately from the liability as an equity component of a compound financial instrument.

These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted. The Company is currently assessing the impacts of the application.

(iii)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted.

(iv)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to K-IFRS No. 1012, Income Taxes)

These amendments specify the scope of the initial recognition exemption when assets and liabilities arise to equal amount from a single transaction. These amendments require an entity to recognize the resulting deferred tax liability or asset if the transaction give rise to equal taxable and deductible temporary differences although it is not a business combination and affects neither accounting profit nor taxable profit (loss). These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

Of deferred taxes which give rise to a right-of-use asset and lease liability, the Company is applying an approach which results in similar conclusion to these amendments except that deferred tax is presented on a net basis. Upon the adoption of the amendments, the Company expects to recognize separate deferred tax assets and liabilities for right of use assets and lease liabilities and it will be applied retrospectively.

(v)	Definition of Materiality (Amendments to K-IFRS No. 1001, Presentation of Financial Statement)

These amendments specify the definition of materiality. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

(vi)	Definition of Accounting Estimates (Amendments to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors)

These amendments removed the definition of ‘change in accounting estimates’, and introduced the term ‘accounting estimates’ by defining them as monetary amounts in financial statements that are subject to measurement uncertainty and clarifying that a change in an estimation technique or a valuation technique used to develop accounting estimates is a change in accounting estimate. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

(vii)	Annual Improvements to K-IFRS Standards 2018-2020

Annual improvements to K-IFRS standards 2018-2020 is effective for annual periods beginning on January 1, 2022, with early adoption permitted. The Company does not expect that such amendments have a material effect on the Company’s separate financial statements.

•	K-IFRS No. 1001, First-time Adoption of International Financial Reporting Standards: Subsidiary as a First-time Adopter

•	K-IFRS No. 1009, Financial Instruments: Fees in the ‘10 percent’ Test for Derecognition of Financial Liabilities

•	K-IFRS No. 1116, Leases: Lease Incentives

•	K-IFRS No. 1041, Agriculture: Taxation in Fair Value Measurements

The Company is currently assessing the impacts of the application of above amended standards on the Company’s financial position and business performance and management believes that the application of the amended standards are expected to have no significant impact on the separate financial statements of the Company, except for the Amendments to K-IFRS No. 1001, Presentation of Financial Statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	950,847	1,220,098
Deposits in banks
Restricted deposits (*)	~~W~~	76,913	76,852
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable

(a)	Trade accounts and notes receivable as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Due from third parties	~~W~~	203,963	201,640
Due from related parties		4,847,873	3,595,608

	~~W~~	5,051,836	3,797,248

(b)	Other accounts receivable as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	77,147	130,217
Accrued income		2,792	11,115

	~~W~~	79,939	141,332

Non-current assets
Long-term non-trade receivables	~~W~~	5,122	5,797

	~~W~~	85,061	147,129

Due from related parties included in other accounts receivable, as of December 31, 2021 and 2020 are ~~W~~24,618 million and ~~W~~59,620 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	5,051,778	85,154	(11)	(1,423)
1-15 days past due		6	822	—	(6)
16-30 days past due		—	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	5,051,847	86,557	(11)	(1,496)

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,796,830	146,153	(27)	(1,466)
1-15 days past due		415	919	—	(7)
16-30 days past due		30	521	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,797,275	148,632	(27)	(1,503)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	27	1,503	5	2,978
(Reversal of) bad debt expense		(16)	(7)	22	(411)
Write-off		—	—	—	(1,064)
Balance at the end of the year	~~W~~	11	1,496	27	1,503

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

6.	Other Financial Assets

Other financial assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,573	—
Derivatives(*1)		12,741	9,252

	~~W~~	14,314	9,252

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	905	—
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	27	24
Financial assets carried at amortized cost
Short-term loans	~~W~~	22,518	28,491
Deposits		—	5,384

	~~W~~	22,518	33,875

	~~W~~	37,764	43,151

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	3,096	1,381
Convertible bonds		—	1,289
Derivatives(*1)		52,871	111

	~~W~~	55,967	2,781

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	21	48
Financial assets carried at amortized cost
Deposits	~~W~~	11,542	12,405
Long-term loans		19,939	13,899

	~~W~~	31,481	26,304

	~~W~~	87,469	29,133

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

7.	Inventories

Inventories as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Finished goods	~~W~~	450,520	372,864
Work-in-process		943,586	539,747
Raw materials		641,047	411,165
Supplies		95,844	94,346

	~~W~~	2,130,997	1,418,122

For the years ended December 31, 2021 and 2020, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)
	2021		2020
Inventories recognized as cost of sales	~~W~~	25,346,568	21,566,984
Inventory write-downs		169,870	178,155
Usage of inventory write-downs		(178,155)	(408,567)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2021 and 2020.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2021			December 31, 2020
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		52,129	100%		13,564
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, South Korea	Money market trust	100%		127,400	100%		11,300

				~~W~~	4,853,804		~~W~~	4,699,139

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investments, Continued

(*)

During 2021, the Company contributed ~~W~~38,565 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2021			December 31, 2020
Associates	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	Manufacture LED back light unit packages	13%		11,424	14%		10,540
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	15%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH(*2)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%		—	12%		2,609
Material Science Co., Ltd.(*3)	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,680	10%		3,791
Nanosys Inc.(*4)	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	4%		10,732	3%		5,660

				~~W~~	88,925		~~W~~	85,689

(*1)

During 2021, the Company recognized a reversal of impairment loss of ~~W~~884 million as finance income for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2)	During 2021, the Company recognized an impairment loss of ~~W~~2,609 million as finance cost for the investments in Cynora GmbH.
(*3)	During 2021, the Company recognized an impairment loss of ~~W~~111 million as finance cost for the investments in Material Science Co., Ltd.
(*4)

During 2021, the Company recognized a reversal of impairment loss of ~~W~~5,072 million as finance income for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc.

Dividends income recognized from subsidiaries and associates for the years ended December 31, 2021 and 2020 amounted to ~~W~~8,318 million and ~~W~~8,239 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2021	~~W~~	442,822	4,816,013	36,778,107	492,022	5,096,488	27,680	762,013	48,415,145
Accumulated depreciation as of January 1, 2021		—	(2,775,252)	(31,787,378)	(416,215)	—	(22,001)	(515,671)	(35,516,517)
Accumulated impairment loss as of January 1, 2021		—	(66,993)	(990,421)	(5,028)	(76,637)	(247)	(22,629)	(1,161,955)

Book value as of January 1, 2021	~~W~~	442,822	1,973,768	4,000,308	70,779	5,019,851	5,432	223,713	11,736,673

Additions		—	—	—	—	2,429,895	12,500	—	2,442,395
Depreciation		—	(215,289)	(1,601,926)	(38,671)	—	(12,642)	(191,069)	(2,059,597)
Disposals		(8,975)	(17,655)	(23,527)	(9)	(6,898)	—	(40,448)	(97,512)
Impairment loss		—	(79)	(4,040)	(3)	620	—	(7,160)	(10,662)
Others(*2)		—	197,779	377,210	73,488	(886,705)	—	237,789	(439)

Book value as of December 31, 2021	~~W~~	433,847	1,938,524	2,748,025	105,584	6,556,763	5,290	222,825	12,010,858

Acquisition cost as of December 31, 2021	~~W~~	433,847	5,150,686	36,476,141	546,221	6,632,832	32,999	842,082	50,114,808

Accumulated depreciation as of December 31, 2021	~~W~~	—	(3,073,483)	(32,813,259)	(435,666)	—	(27,542)	(599,171)	(36,949,121)

Accumulated impairment loss as of December 31, 2021	~~W~~	—	(138,679)	(914,857)	(4,971)	(76,069)	(167)	(20,086)	(1,154,829)

(*1)	As of December 31, 2021, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in progress(*1)	Right-of- use asset	Others	Total
Acquisition cost as of January 1, 2020	~~W~~	454,035	4,839,806	36,694,704	668,956	4,491,455	19,078	632,773	47,800,807
Accumulated depreciation as of January 1, 2020		—	(2,596,845)	(30,263,872)	(601,071)	—	(12,354)	(400,341)	(33,874,483)
Accumulated impairment loss as of January 1, 2020		—	(68,091)	(986,297)	(5,037)	(75,474)	(309)	(26,941)	(1,162,149)

Book value as of January 1, 2020	~~W~~	454,035	2,174,870	5,444,535	62,848	4,415,981	6,415	205,491	12,764,175

Additions		—	—	—	—	1,319,984	11,193	—	1,331,177
Depreciation		—	(205,736)	(1,708,850)	(32,711)	—	(12,176)	(187,148)	(2,146,621)
Disposals		(11,266)	(32,519)	(104,997)	(3,024)	—	—	(48,770)	(200,576)
Impairment loss		—	1,074	(4,203)	8	(3,424)	—	(4,937)	(11,482)
Others(*2)		53	36,079	373,823	43,658	(712,690)	—	259,077	—

Book value as of December 31, 2020	~~W~~	442,822	1,973,768	4,000,308	70,779	5,019,851	5,432	223,713	11,736,673

Acquisition cost as of December 31, 2020	~~W~~	442,822	4,816,013	36,778,107	492,022	5,096,488	27,680	762,013	48,415,145

Accumulated depreciation as of December 31, 2020	~~W~~	—	(2,775,252)	(31,787,378)	(416,215)	—	(22,001)	(515,671)	(35,516,517)

Accumulated impairment loss as of December 31, 2020	~~W~~	—	(66,993)	(990,421)	(5,028)	(76,637)	(247)	(22,629)	(1,161,955)

(*1)	As of December 31, 2020, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Capitalized borrowing costs	~~W~~	34,318	77,087
Capitalization rate		2.69%	2.85%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

10.	Intangible Assets and Non-financial Assets Impairment

(a)	Changes in intangible assets for the year ended December 31, 2021 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relation- ships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	979,514	1,041,468	38,915	2,865,264	10,117	59,176	11,074	72,588	13,082	5,091,198
Accumulated amortization as of January 1, 2021		(577,290)	(882,407)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(3,874,024)
Accumulated impairment loss as of January 1, 2021		(21,573)	(8,408)	(9,451)	(210,631)	—	(21,685)	—	(57,995)	—	(329,743)

Book value as of January 1, 2021	~~W~~	380,651	150,653	29,464	301,953	10,117	—	—	14,593	—	887,431
Additions - internally developed		—	—	—	362,897	—	—	—	—	—	362,897
Additions - external purchases		613,963	17,380	742	—	95,435	—	1,689	—	—	729,209
Amortization (*1)		(161,000)	(81,231)	—	(230,891)	—	—	(169)	—	—	(473,291)
Disposals		—	—	(2,750)	—	—	—	—	—	—	(2,750)
Impairment loss (*3)		(90)	(2)	—	(29,396)	—	—	—	—	—	(29,488)
Reversal of impairment loss		—	—	1,152	—	—	—	—	—	—	1,152
Transfer from construction-in-progress		—	87,243	—	(15,348)	(87,243)	—	—	—	—	(15,348)

Book value as of December 31, 2021	~~W~~	833,524	174,043	28,608	389,215	18,309	—	1,520	14,593	—	1,459,812

Acquisition cost as of December 31, 2021	~~W~~	1,573,815	1,093,251	30,267	1,771,383	18,309	59,176	12,763	72,588	13,080	4,644,632

Accumulated amortization as of December 31, 2021	~~W~~	(718,807)	(910,855)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,080)	(3,009,952)

Accumulated impairment loss as of December 31, 2021	~~W~~	(21,484)	(8,353)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(174,868)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Company recognized an impairment loss amounting to ~~W~~29,396 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2020 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress	Customer relation- ships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2020	~~W~~	715,104	975,739	55,988	2,580,777	14,203	59,176	11,074	72,588	13,079	4,497,728
Accumulated amortization as of January 1, 2020		(593,155)	(809,994)	—	(2,073,881)	—	(37,491)	(10,704)	—	(13,079)	(3,538,304)
Accumulated impairment loss as of January 1, 2020		(21,690)	(7,733)	(10,561)	(131,713)	—	(21,685)	—	(57,995)	—	(251,377)

Book value as of January 1, 2020	~~W~~	100,259	158,012	45,427	375,183	14,203	—	370	14,593	—	708,047
Additions - internally developed		—	—	—	284,487	—	—	—	—	—	284,487
Additions - external purchases		304,252	7,788	—	—	50,988	—	—	—	3	363,031
Amortization (*1)		(23,860)	(69,546)	—	(278,799)	—	—	(370)	—	(3)	(372,578)
Disposals		—	—	(17,073)	—	—	—	—	—	—	(17,073)
Impairment loss (*3)		—	(675)	—	(78,918)	—	—	—	—	—	(79,593)
Reversal of impairment loss		—	—	1,110	—	—	—	—	—	—	1,110
Transfer from construction-in-progress		—	55,074	—	—	(55,074)	—	—	—	—	—

Book value as of December 31, 2020	~~W~~	380,651	150,653	29,464	301,953	10,117	—	—	14,593	—	887,431

Acquisition cost as of December 31, 2020	~~W~~	979,514	1,041,468	38,915	2,865,264	10,117	59,176	11,074	72,588	13,082	5,091,198

Accumulated amortization as of December 31, 2020	~~W~~	(577,290)	(882,407)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(3,874,024)

Accumulated impairment loss as of December 31, 2020	~~W~~	(21,573)	(8,408)	(9,451)	(210,631)	—	(21,685)	—	(57,995)	—	(329,743)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Company recognized an impairment loss amounting to ~~W~~78,918 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(c)	Development costs as of December 31, 2021 and 2020 are as follows:

(i)	As of December 31, 2021

(In millions of won and in years)

Classification	Product type	Book Value
Development completed	TV	~~W~~	27,371
	IT		31,935
	Mobile and others		76,644

		~~W~~	135,950

Development in process	TV	~~W~~	73,667
	IT		66,904
	Mobile and others		112,694

		~~W~~	253,265

		~~W~~	389,215

(ii)	As of December 31, 2020

(In millions of won and in years)

Classification	Product type	Book Value
Development completed	TV	~~W~~	20,803
	IT		51,784
	Mobile and others		33,097

		~~W~~	105,684

Development in process	TV	~~W~~	49,773
	IT		42,762
	Mobile and others		103,734

		~~W~~	196,269

		~~W~~	301,953

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU with allocated goodwill

As of December 31, 2021, goodwill is allocated to the Company’s Display CGU which constitutes a large portion of the Company’s non- financial assets. The carrying amount of goodwill allocated to Display CGU is as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Display CGU	~~W~~	14,593	14,593

The recoverable amount of Display CGU is estimated based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated sales of the Company’s products used in the forecast was determined considering external sources and the Company’s past experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. For Display CGU, the terminal growth rate and the discount rate in the estimation of value in use as of December 31, 2021 are as follows.

	Pre-tax discount rate(*)		Post-tax discount rate(*)	Terminal growth rate
Display CGU	~~W~~	10.5%	8.4%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Company. The Company calculates the value in use of the CGU using post-tax cash flows and a post-tax discount which is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test, the Company concluded that there was no impairment to Display CGU. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021		December 31, 2020
Current
Short-term borrowings	~~W~~	—	326,400
Current portion of long-term borrowings and bonds		2,529,388	1,769,735
Current portion of payment guarantee liabilities		3,462	4,576
Derivatives(*1)		8,594	58,875
Cash flow hedging derivatives(*2)		13,400	—
Lease liabilities		2,852	3,403

	~~W~~	2,557,696	2,162,989

Non-current
Won denominated borrowings	~~W~~	2,173,500	2,435,000
Foreign currency denominated borrowings		1,861,235	1,572,160
Bonds		995,976	1,948,541
Payment guarantee liabilities		2,746	5,797
Derivatives(*1)		2,331	108,750
Lease liabilities		2,367	1,977

	~~W~~	5,038,155	6,072,225

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2021 and 2020 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2021 (%)	December 31, 2021		December 31, 2020
Standard Chartered Bank Korea Limited	—	~~W~~	—		326,400
Foreign currency equivalent			—	USD	300

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2021 and 2020 are as follows :

(In millions of won)
Lender	Annual interest rate as of December 31, 2021 (%)(*)	December 31, 2021		December 31, 2020
Woori Bank	—	~~W~~	—	60
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 1.90~3.25		2,785,000	3,272,500
Less current portion of long-term borrowings			(611,500)	(837,560)

		~~W~~	2,173,500	2,435,000

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2021 and 2020 are as follows :

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2021 (%)(*)	December 31, 2021		December 31, 2020
The Export-Import Bank of Korea and others	3ML+1.20 ~ 2.40 6ML+1.25 ~1.43 1.82~2.46	~~W~~	2,163,538	1,680,960
Foreign currency equivalent			USD 1,825	USD 1,545
Less current portion of long-term borrowings			(302,303)	(108,800)

		~~W~~	1,861,235	1,572,160

(*)	ML represents Month LIBOR(London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2021 and 2020 are as follows :

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2021 (%)	December 31, 2021		December 31, 2020
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2022~ September 2026	2.29~2.95	~~W~~	1,320,000	1,320,000
Privately issued bonds	May 2022~ May 2033	3.25~4.25		160,000	160,000
Less discount on bonds				(2,534)	(1,798)
Less current portion				(599,825)	(499,796)

			~~W~~	877,641	978,406

Foreign currency denominated bonds at amortized cost(*2)
Publicly issued bonds	November 2021	—	~~W~~	—	326,400
Privately issued bonds	April 2023	3ML+1.47		118,550	108,800
Foreign currency equivalent				USD 100	USD 400
Less discount on bonds				(215)	(3,161)
Less current portion				—	(323,579)

			~~W~~	118,335	108,460

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds(*3)	August 2024	1.50	~~W~~	1,015,760	861,675
Foreign currency equivalent				USD 857	USD 792
Less current portion				(1,015,760)	—

			~~W~~	—	861,675

			~~W~~	995,976	1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)	Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Company and outstanding as of December 31, 2021 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption

1.  Redemption at maturity:

     Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

     The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2021 is as follows:

(In won and No. of shares)
	December 31, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Present value of partially funded defined benefit obligations	~~W~~	1,678,148	1,392,293
Fair value of plan assets		(1,746,424)	(1,617,290)

	~~W~~	(68,276)	(224,997)

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Defined benefit obligations at January 1	~~W~~	1,392,293	1,476,866
Current service cost		148,430	161,898
Interest cost		35,902	35,490
Remeasurements (before tax)		205,318	(155,700)
Benefit payments		(100,997)	(123,616)
Net transfers from (to) related parties		(2,798)	(2,645)

Defined benefit obligations at December 31	~~W~~	1,678,148	1,392,293

Weighted average remaining maturity of defined benefit obligations as of December 31, 2021 and 2020 are 15.63 years and 15.06 years, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

12.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Fair value of plan assets at January 1	~~W~~	1,617,290	1,604,118
Expected return on plan assets		41,797	38,595
Remeasurements (before tax)		(15,483)	(7,264)
Contributions by employer directly to plan assets		200,000	100,000
Benefit payments		(97,180)	(118,159)

Fair value of plan assets at December 31	~~W~~	1,746,424	1,617,290

(d)	Plan assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,746,424	1,617,290

As of December 31, 2021, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current service cost	~~W~~	148,430	161,898
Net interest cost		(5,895)	(3,105)

	~~W~~	142,535	158,793

Expenses are recognized in the separate statements of comprehensive income (loss) as follows:

(In millions of won)
	2021		2020
Cost of sales	~~W~~	110,750	122,245
Selling expenses		6,250	8,129
Administrative expenses		15,171	16,499
Research and development expenses		10,364	11,920

	~~W~~	142,535	158,793

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

12.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	38,196	(72,208)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(124,974)	36,769
Demographic assumptions		(7,206)	(2,584)
Financial assumptions		(73,138)	121,515
Return on plan assets		(15,483)	(7,264)

	~~W~~	(220,801)	148,436

Income tax	~~W~~	57,438	(38,032)

Balance at December 31	~~W~~	(125,167)	38,196

(g)	Principal actuarial assumptions as of December 31, 2021 and 2020 (expressed as weighted averages) are as follows:

	December 31, 2021	December 31, 2020
Expected rate of salary increase	3.7%	2.9%
Discount rate for defined benefit obligations	3.1%	2.6%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2021	December 31, 2020
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

12.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2021:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(226,772)	275,402
Expected rate of salary increase		270,635	(227,488)

13.	Provisions

Changes in provisions for the year ended December 31, 2021 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2021	~~W~~	270,834	14,906	285,740
Additions (reversal)		183,193	(5,659)	177,534
Usage		(198,467)	—	(198,467)

Balance at December 31, 2021	~~W~~	255,560	9,247	264,807

Current	~~W~~	162,618	9,247	171,865
Non-current	~~W~~	92,942	—	92,942

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of December 31, 2021, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Company and television manufacturers. In December 2020, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the year ended December 31, 2021.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,015 million (~~W~~1,203,283 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~522,708 million in connection with its domestic and export sales transactions and, as of December 31, 2021, ~~W~~42,930 million accounts and notes receivable sold to Shinhan Bank and several other banks were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2021, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 250	~~W~~	296,375
Sumitomo Mitsui Banking Corporation	USD 50		59,275
Industrial Bank of Korea	USD 100		118,550
Industrial and Commercial Bank of China	USD 200		237,100
Shinhan Bank	USD 300		355,650
KB Kookmin Bank	USD 100		118,550
MUFG Bank	USD 100		118,550
The Export–Import Bank of Korea	USD 200		237,100

	USD 1,300	~~W~~	1,541,150

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 957 million (~~W~~1,134,128 million).

In addition, the Company obtained payment guarantees amounting to USD 2 million (~~W~~2,371 million) from Shinhan Bank for value added tax payments in Poland.

License agreements

As of December 31, 2021, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2021.

15.	Share Capital and Share Premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2021 and December 31, 2020 the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to December 31, 2021

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2020 to December 31, 2021

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

16.	Retained earnings and Reserves

(a)	Retained earnings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Legal reserve	~~W~~	212,158	212,158
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		(125,167)	38,196
Unappropriated retained earnings		6,456,611	5,904,438

	~~W~~	6,611,853	6,223,043

(b)	For the years ended December 31, 2021 and 2020, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2021		2020
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	5,904,438	6,417,700
Profit(Loss) for the year		552,173	(513,262)

	~~W~~	6,456,611	5,904,438

Appropriation of retained earnings (*)
Earned surplus reserve	~~W~~	23,258	—
Cash dividend (Dividend per share (Dividend ratio): ~~W~~650(13% of par value))		232,580	—

	~~W~~	255,838	—

Unappropriated retained earnings carried forward to the following year	~~W~~	6,200,773	5,904,438

(*)	Expected date of appropriation for the year ended December 31, 2021 is March 23, 2022 and the date of appropriation for the year ended December 31, 2020 is March 23, 2021.

(c)	Reserves

Reserves as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Gain or loss on valuation of derivatives(*)	~~W~~	(9,227)	—

(*)	Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

17.	Revenue

Details of revenue for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Sales of goods	~~W~~	28,307,144	22,719,575
Royalties		29,706	50,681
Others		28,064	29,017

	~~W~~	28,364,914	22,799,273

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Changes in inventories	~~W~~	(712,875)	108,177
Purchases of raw materials, merchandise and others		9,262,023	8,539,506
Depreciation and amortization		2,532,888	2,519,199
Outsourcing		10,712,848	7,612,513
Labor		2,826,561	2,116,004
Supplies and others		843,200	643,432
Utility		717,347	664,869
Fees and commissions		445,531	370,041
Shipping		78,566	55,959
Advertising		125,992	112,678
Warranty		183,193	277,448
Travel		54,754	57,210
Taxes and dues		63,502	57,199
Others		603,281	637,071

	~~W~~	27,736,811	23,771,306

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries	~~W~~	265,397	191,932
Expenses related to defined benefit plans		21,530	24,697
Other employee benefits		53,857	42,475
Shipping		53,955	38,106
Fees and commissions		167,244	125,125
Depreciation		137,906	88,315
Taxes and dues		3,351	3,099
Advertising		125,992	112,678
Warranty		183,193	277,448
Insurance		8,755	7,806
Travel		4,681	6,070
Training		12,261	6,941
Others		55,116	40,069

	~~W~~	1,093,238	964,761

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries and wages	~~W~~	2,423,319	1,765,366
Other employee benefits		337,808	257,427
Contributions to National Pension plan		68,177	67,241
Expenses related to defined benefit plans and defined contribution plans		143,382	159,409

	~~W~~	2,972,686	2,249,443

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Foreign currency gain	~~W~~	852,692	1,204,657
Gain on disposal of property, plant and equipment		24,647	43,155
Gain on disposal of intangible assets		196	—
Reversal of impairment loss on intangible assets		1,152	1,110
Rental income		1,803	1,692
Others		8,923	14,990

	~~W~~	889,413	1,265,604

(b)	Details of other non-operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Foreign currency loss	~~W~~	786,766	1,281,183
Loss on disposal of property, plant and equipment		49,871	58,852
Impairment loss on property, plant and equipment		10,662	11,482
Loss on disposal of intangible assets		—	368
Impairment loss on intangible assets		29,488	79,593
Donations		422	378
Others		3,385	8,381

	~~W~~	880,594	1,440,237

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Finance income
Interest income	~~W~~	2,511	8,614
Dividend income		8,318	8,239
Foreign currency gain		23,684	243,071
Gain on disposal of investments		—	8,392
Reversal of impairment loss on investments		5,956	5,144
Gain on transaction of derivatives		9,393	24,759
Gain on valuation of derivatives		234,742	—
Gain on valuation of financial assets at fair value through profit or loss		2,193	58
Others	~~W~~	4,868	6,067

		291,665	304,344

Finance costs
Interest expense	~~W~~	224,537	221,131
Foreign currency loss		309,940	65,404
Loss on repayment of borrowings		250	794
Impairment loss on investments		2,720	2,104
Loss on sale of trade accounts and notes receivable		128	1,870
Loss on valuation of financial assets at fair value through profit or loss		195	2,130
Loss on valuation of financial liabilities at fair value through profit or loss		68,421	36,798
Loss on transaction of derivatives		1,049	291
Loss on valuation of derivatives		21,795	187,344
Others		181	1,635

	~~W~~	629,216	519,501

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current tax expense (benefit)
Current year	~~W~~	4,089	5,172
Adjustment for prior years(*1)		42,854	(52,574)

	~~W~~	46,943	(47,402)
Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(167,864)	(361,075)
Change in unrecognized deferred tax assets(*2)		(38,053)	(281,030)

	~~W~~	(205,917)	(642,105)

Income tax benefit	~~W~~	(158,974)	(689,507)

(*1)	Consist of taxable income adjustments related to the transfer price investigation and others and significant portion of such amounts were adjusted to reduce deferred tax expense (see Note 23(d)).
(*2)	Change in unrecognized deferred tax assets consist of tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021				2020
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	(220,801)	57,438	(163,363)	148,436	(38,032)	110,404
Gain (loss) on valuation of derivatives		(12,495)	3,268	(9,227)	—	—	—

	~~W~~	(233,296)	60,706	(172,590)	148,436	(38,032)	110,404

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

23.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2021 and 2020 is as follows:

(In millions of won)
		2021		2020
Profit(loss) for the year	~~W~~		552,173		(513,262)
Income tax expense (benefit)			(158,974)		(689,507)

Profit(loss) before income tax			393,199		(1,202,769)

Income tax expense (benefit) using the Company’s statutory tax rate		26.16%	102,861	25.53%	(307,067)
Non-deductible expenses (non-taxable income)		0.18%	691	0.27%	(3,270)
Tax credits		(14.35%)	(56,439)	6.06%	(72,884)
Change in unrecognized deferred tax assets(*1)		(9.68%)	(38,053)	22.18%	(266,771)
Adjustment for prior years(*2)		(32.84%)	(129,112)	3.93%	(47,229)
Effect on change in tax rate		(9.83%)	(38,666)	(0.61%)	7,386
Others		(0.07%)	(256)	(0.03%)	328

Income tax benefit	~~W~~		(158,974)		(689,507)

Effective tax rate			(*3)		(*3)

(*1)	Change in unrecognized deferred tax assets consist of tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards.
(*2)	Adjustment for prior years in 2021 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate is not calculated due to income tax benefit.

(d)	Tax uncertainties

In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China for three subsidiaries have been completed and two subsidiaries are ongoing to resolve the double taxation effect. The Company recognized deferred tax assets for the amount which double taxation effect is expected to be eliminated from mutual agreement procedures, however, the Company is exposed to an uncertainty which may results in double taxation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2021, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~308,402 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration and planned tax strategies are realizable. As of December 31, 2021, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031
Tax credit carryforwards	~~W~~	182,617	16,710	75,626	40,824	40,965	4,593	3,899

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2021		December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Other accounts receivable, net	~~W~~	—	—	(16)	(13)	(16)	(13)
Inventories, net		34,248	38,700	—	—	34,248	38,700
Defined benefit liabilities		—	—	(26,642)	(35,617)	(26,642)	(35,617)
Accrued expenses		241,238	115,762	—	—	241,238	115,762
Property, plant and equipment		462,577	476,162	—	—	462,577	476,162
Intangible assets		15,886	16,226	—	—	15,886	16,226
Provisions		68,893	70,125	—	—	68,893	70,125
Other temporary differences		68,349	81,585	(2,095)	(2,045)	66,254	79,540
Tax loss carryforwards		886,467	819,133	—	—	886,467	819,133
Tax credit carryforwards		489,505	391,769	—	—	489,505	391,769

Deferred tax assets (liabilities)	~~W~~	2,267,163	2,009,462	(28,753)	(37,675)	2,238,410	1,971,787

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	January 1, 2020		Profit or loss	Other comprehensive loss	December 31, 2020	Profit or loss	Other comprehensive income	December 31, 2021

Other accounts receivable, net	~~W~~	(4,364)	4,351	—	(13)	(3)	—	(16)
Inventories, net		78,730	(40,030)	—	38,700	(4,452)	—	34,248
Defined benefit liabilities, net		—	2,415	(38,032)	(35,617)	(48,463)	57,438	(26,642)
Accrued expenses		120,854	(5,092)	—	115,762	125,476	—	241,238
Property, plant and equipment		465,883	10,279	—	476,162	(13,585)	—	462,577
Intangible assets		19,422	(3,196)	—	16,226	(340)	—	15,886
Provisions		59,875	10,250	—	70,125	(1,232)	—	68,893
Other temporary differences		52,293	27,247	—	79,540	(16,554)	3,268	66,254
Tax loss carryforwards		536,684	282,449	—	819,133	67,334	—	886,467
Tax credit carryforwards		38,337	353,432	—	391,769	97,736	—	489,505

Deferred tax assets (liabilities)	~~W~~	1,367,714	642,105	(38,032)	1,971,787	205,917	60,706	2,238,410

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

25.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2021 and 2020 are as follows:

(In won and No. of shares)	2021		2020
Profit (loss) for the year	~~W~~	552,173,088,265	(513,262,046,420)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	1,543	(1,434)

For the years ended December 31, 2021 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings(loss) per share.

(b)	Diluted earnings per share for the year ended December 31, 2021 are as follows:

(In won and number of shares)
	2021
Profit for the year	~~W~~	552,173,088,265
Adjustments:
Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit for the year		614,077,277,590
Weighted-average number of common stocks outstanding after adjustment		398,804,698

Diluted earnings per share	~~W~~	1,540

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)
	2021
Weighted-average number of common stocks outstanding	~~W~~	357,815,700
Adjustment: Number of common stocks to be issued from conversion		40,988,998

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	398,804,698

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the year ended December 31, 2020, due to loss. In 2020, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of December 31, 2021 and 2020 is as follows:

(In millions)	December 31, 2021
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	800	80	4	1	—
Trade accounts and notes receivable	4,167	4,462	—	—	—
Other accounts receivables	47	70	22	—	—
Trade accounts and notes payable	(4,014)	(8,296)	—	—	—
Other accounts payable	(1,144)	(4,274)	—	—	(3)
Financial liabilities	(2,782)	—	—	—	—

	(2,926)	(7,958)	26	1	(3)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—

Net exposure	(1,381)	(7,958)	26	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

(In millions)	December 31, 2020
	USD	JPY	CNY	PLN	EUR	GBP
Cash and cash equivalents	1,112	7	41	2	—	—
Trade accounts and notes receivable	3,425	1,782	—	—	—	—
Other accounts receivables	79	90	—	—	6	—
Trade accounts and notes payable	(3,035)	(8,853)	—	—	—	—
Other accounts payable	(266)	(4,765)	(25)	—	(1)	(2)
Financial liabilities	(3,034)	—	—	—	—	—

	(1,719)	(11,739)	16	2	5	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—

Net exposure	506	(11,739)	16	2	5	(2)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2021 and 2020 and the exchange rates at December 31, 2021 and December 31, 2020 are as follows:

(In won)	Average rate (year-to-date)			Reporting date spot rate
	2021		2020	December 31, 2021		December 31, 2020
USD	~~W~~	1,144,10	1,180.46	~~W~~	1,185.50	1,088.00
JPY		10.42	11.05		10.30	10.54
CNY		177.36	170.90		186.26	166.96
PLN		296.51	302.95		292.11	292.02
EUR		1,353.25	1,345.71		1,342.34	1,338.24
GBP		1,573.89	1,513.48		1,600.25	1,482.40

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2021 and 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2021			December 31, 2020
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(60,445)	(60,445)	~~W~~	19,957	19,957
JPY (5 percent weakening)		(3,027)	(3,027)		(4,486)	(4,486)
CNY (5 percent weakening)		179	179		97	97
PLN (5 percent weakening)		11	11		21	21
EUR (5 percent weakening)		(149)	(149)		243	243
GBP (5 percent weakening)		—	—		(107)	(107)

A stronger won against the above currencies as of December 31, 2021 and 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of December 31, 2021, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~905 million and ~~W~~13,400 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: ~~W~~1,160~1,202.5) are recognized in other comprehensive income (loss). The expected settlement dates of derivative instrument contracts are within six months from December 31, 2021.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,445 million (~~W~~1,713,048 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2021 and 2020 is as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	1,027,808	1,297,022
Financial liabilities		(5,145,326)	(5,792,416)

	~~W~~	(4,117,518)	(4,495,394)

Variable rate instruments
Financial liabilities	~~W~~	(2,414,773)	(2,259,420)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2021 and 2020, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2021
Variable rate instruments(*)	~~W~~	(3,928)	3,928	(3,928)	3,928
December 31, 2020
Variable rate instruments(*)	~~W~~	(2,333)	2,333	(2,333)	2,333

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Company does not have financial instruments affected by discontinued LIBORs. The Company plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Company does not have plan to change to KOFR.

The Company is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Company is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Company manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Company monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of December 31, 2021, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)
	Total amount of unreformed contracts(*)
Non-derivative financial liabilities
Borrowings	~~W~~	1,635,990
Derivative assets
Cross currency interest rate swap contracts	~~W~~	43,406
Derivative liabilities
Cross currency interest rate swap contracts	~~W~~	7,820

(*)	The company completed the insertion of a fallback clause for all unreformed contracts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2021 and 2020 is as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Financial assets carried at amortized cost
Cash equivalents	~~W~~	950,847	1,220,098
Deposits in banks		76,924	76,863
Trade accounts and notes receivable, net		5,051,836	3,797,248
Non-trade receivables		77,147	130,217
Accrued income		2,792	11,115
Deposits		11,542	17,789
Short-term loans		22,518	28,491
Long-term loans		19,939	13,899
Long-term non-trade receivables		5,122	5,797

	~~W~~	6,218,667	5,301,517

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,573	1,289
Derivatives		65,612	9,363

	~~W~~	67,185	10,652

Financial assets effective for cash flow hedging
Derivatives	~~W~~	905	—
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	72

	~~W~~	6,286,805	5,312,241

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

In addition to the financial assets above, as of December 31, 2021, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 957 million (~~W~~1,134,128 million) (see note 14).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2021.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	4,948,538	5,179,140	582,466	441,859	1,769,319	2,385,496	—
Bonds		2,611,561	2,531,468	575,029	884,996	329,661	652,467	89,315
Trade accounts and notes payable		6,528,451	6,528,451	6,183,078	345,373	—	—	—
Other accounts payable		1,726,734	1,728,654	1,623,312	105,342	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		1,074,089	1,074,089	1,023,130	50,959	—	—	—
Long-term other accounts payable		460,995	547,774	—	—	99,606	249,004	199,164
Payment guarantee(*2)		6,208	1,154,117	278,049	159,208	403,596	313,264	—
Security deposits received		11,180	11,180	2,860	5,590	2,730	—	—
Lease liabilities		5,219	5,385	1,644	1,383	1,891	467	—

Derivative financial liabilities
Derivatives	~~W~~	10,925	8,378	5,473	2,364	541	—	—
Derivatives for cash flow hedge		13,400	13,400	13,400	—	—	—	—

	~~W~~	17,397,300	18,782,036	10,288,441	1,997,074	2,607,344	3,600,698	288,479

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2021 is as follows:

(In millions of won)
	January 1, 2021		Change (Cash flows from operation activities)	December 31, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	(4,061)	1,074,089

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2021		December 31, 2020
Total liabilities	~~W~~	18,835,304	16,441,967
Total equity		10,642,818	10,263,235
Cash and deposits in banks (*1)		1,027,760	1,296,950
Borrowings (including bonds)		7,560,099	8,051,836
Total liabilities to equity ratio		177%	160%
Net borrowings to equity ratio (*2)		61%	66%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt instruments

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statements of financial position as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021			December 31, 2020
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	950,847	(*)	1,220,098	(*)
Deposits in banks		76,924	(*)	76,863	(*)
Trade accounts and notes receivable		5,051,836	(*)	3,797,248	(*)
Non-trade receivables		77,147	(*)	130,217	(*)
Accrued income		2,792	(*)	11,115	(*)
Deposits		11,542	(*)	17,789	(*)
Short-term loans		22,518	(*)	28,491	(*)
Long-term loans		19,939	(*)	13,899	(*)
Long-term non-trade receivables		5,122	(*)	5,797	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	3,096	3,096	1,381	1,381
Convertible bonds		1,573	1,573	1,289	1,289
Derivatives		65,612	65,612	9,363	9,363
Financial assets effective for cash flow hedging
Derivatives	~~W~~	905	905	—	—
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	48	72	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,925	10,925	167,625	167,625
Convertible bonds		1,015,760	1,015,760	861,675	861,675
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	13,400	13,400	—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	4,948,538	4,960,360	5,279,920	5,311,440
Bonds		1,595,801	1,596,044	1,910,241	1,923,517
Trade accounts and notes payable		6,528,451	(*)	4,591,319	(*)
Other accounts payable		2,800,823	(*)	2,373,730	(*)
Long-term other accounts payable		460,995	(*)	—	(*)
Payment guarantee liabilities		6,208	(*)	10,373	(*)
Security deposits received		11,180	(*)	12,350	(*)
Lease liabilities		5,219	(*)	5,380	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,096	3,096
Convertible bonds		—	—	1,573	1,573
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

(In millions of won)	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	1,381	1,381
Convertible bonds		—	—	1,289	1,289
Derivatives		—	9,363	—	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	167,625	—	167,625
Convertible bonds		861,675	—	—	861,675

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	4,960,360	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,311,440	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Borrowings, bonds and others	2.21~4.38%	2.15~4.46%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

27.	Leases

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment as of December 31, 2021 and 2020 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	682	36	1,213	3,501	—	5,432
Additions		7,759	40	867	3,785	49	12,500
Depreciation		(8,409)	(40)	(1,097)	(3,088)	(8)	(12,642)

Balance at December 31	~~W~~	32	36	983	4,198	41	5,290

(In millions of won)
	2020
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	922	1	1,180	4,282	30	6,415
Additions		7,748	39	1,163	2,241	2	11,193
Depreciation		(7,988)	(4)	(1,130)	(3,022)	(32)	(12,176)

Balance at December 31	~~W~~	682	36	1,213	3,501	—	5,432

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest on lease liabilities	~~W~~	(298)	(590)
Expenses relating to short-term leases		(330)	(976)
Expenses relating to leases of low-value assets		(554)	(70)

(iii)	Changes in lease liabilities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	5,380	6,557
Additions		12,200	10,606
Interest expense		298	590
Repayment of liabilities		(12,659)	(12,373)

Balance at December 31	~~W~~	5,219	5,380

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2021 are as follows:

(In millions of won)
	January 1, 2021			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2021
Short-term borrowings	~~W~~	326,400	(355,980)	—	29,580	—	—	—
Current portion of long-term borrowings and bonds(*)		1,769,735	(2,314,432)	2,835,202	160,134	10,078	68,671	2,529,388
Payment guarantee liabilities		10,373	5,009	—	—	—	(9,174)	6,208
Long-term borrowings		4,007,160	1,298,346	(1,365,340)	94,569	—	—	4,034,735
Bonds		1,948,541	498,027	(1,469,862)	9,732	9,538	—	995,976
Lease liabilities		5,380	(12,659)	—	—	—	12,498	5,219

	~~W~~	8,067,589	(881,689)	—	294,015	19,616	71,995	7,571,526

(*)	Others include ~~W~~68,421 million of loss on valuation of financial liabilities at fair value through profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2021 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	13,652,084	—	—	—	—	43
LG Display Japan Co., Ltd.		2,300,278	—	—	—	—	—
LG Display Germany GmbH		2,208,373	—	—	—	—	24,149
LG Display Taiwan Co., Ltd.		2,164,693	—	—	—	—	1,093
LG Display Nanjing Co., Ltd.		34,394	—	5,459	—	1,747,273	23,103
LG Display Shanghai Co., Ltd.		780,145	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		12,413	—	7,089	—	2,486,141	21,944
LG Display Shenzhen Co., Ltd.		490,993	—	—	—	—	17
LG Display Yantai Co., Ltd.		585	—	18,586	—	603,473	9,206
LG Display (China) Co., Ltd.		2,881	—	1,708,573	3,108	—	2,030
LG Display Singapore Pte. Ltd.		2,041,539	—	—	—	—	395
L&T Display Technology (Fujian) Limited		403,094	4,250	1	—	—	401
Nanumnuri Co., Ltd.		207	—	—	—	—	22,272
LG Display Guangzhou Trading Co., Ltd.		1,522,700	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		23,868	—	46,992	—	2,533,844	15,482
Suzhou Lehui Display Co., Ltd.		348,556	—	50,628	—	—	3
LG Display High-Tech (China) Co., Ltd.		19,951	—	2,321	—	2,729,188	6,077

	~~W~~	26,006,754	4,250	1,839,649	3,108	10,099,919	126,215

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	492	—	—	79
AVATEC Co., Ltd.		—	200	713	—	72,156	1,485
Paju Electric Glass Co., Ltd.		—	3,668	365,400	—	—	2,734
YAS Co., Ltd.		—	200	10,337	44,732	—	9,824
Cynora		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	187	—	—	—

	~~W~~	—	4,068	377,139	44,732	72,156	14,122

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	264,044	—	11,666	195,222	—	119,639

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	97,475	—	—	—	—	418
LG Electronics Vietnam Haiphong Co., Ltd.		414,806	—	—	—	—	1,445
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	1,011
LG Electronics Mexicali, S.A. DE C.V.		39,153	—	—	—	—	89
LG Electronics RUS, LLC		—	—	—	—	—	139
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	129
LG Innotek Co., Ltd.		3,333	—	140	451	—	85,471
P.T. LG Electronics Indonesia		272,316	—	—	—	—	574
Others		33,529	—	44	—	—	14,207

	~~W~~	967,081	—	184	451	—	103,483

	~~W~~	27,237,879	8,318	2,228,638	243,513	10,172,075	363,459

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,375,998	—	—	—	—	—
LG Display Japan Co., Ltd.		1,905,919	—	—	—	—	12
LG Display Germany GmbH		1,427,576	—	—	—	—	6,006
LG Display Taiwan Co., Ltd.		1,423,566	—	—	—	—	972
LG Display Nanjing Co., Ltd.		10,276	—	5,319	650	1,444,703	26,526
LG Display Shanghai Co., Ltd.		758,404	—	—	—	—	—
LG Display Poland Sp. z o.o.		8,392	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		14,805	—	9,554	—	1,859,853	29,725
LG Display Shenzhen Co., Ltd.		550,715	—	—	—	—	—
LG Display Yantai Co., Ltd.		146	—	10,469	622	930,420	28,359
LG Display (China) Co., Ltd.		4,937	—	1,569,563	3,564	—	2,189
LG Display Singapore Pte. Ltd.		1,159,958	—	—	—	—	624
L&T Display Technology (Fujian) Limited		330,760	—	—	—	—	439
Nanumnuri Co., Ltd.		208	—	—	—	—	18,745
Global OLED Technology, LLC		—	—	—	—	—	5,472
LG Display Guangzhou Trading Co., Ltd.		1,361,805	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		17,355	—	67,607	—	1,743,814	24,378
Suzhou Lehui Display Co., Ltd.		272,678	—	21,680	—	—	—
LG Display High-Tech (China) Co., Ltd.		39,488	—	2,627	—	1,292,870	6,251

	~~W~~	20,662,986	—	1,686,819	4,836	7,271,660	149,698

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	50	—	—	35
AVATEC Co., Ltd.		22	200	80	—	74,070	1,112
Paju Electric Glass Co., Ltd.		—	7,739	299,739	—	—	2,862
YAS Co., Ltd.		—	300	6,648	11,981	—	3,790
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	22	8,239	306,610	11,981	74,070	7,799

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	641,579	—	9,644	76,947	—	137,921

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	53,441	—	—	—	—	173
LG Electronics Vietnam Haiphong Co., Ltd.		332,977	—	—	—	—	1,125
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	1,044
LG Electronics Mexicali, S.A. DE C.V.		29,565	—	—	—	—	52
LG Electronics RUS, LLC		—	—	—	—	—	303
LG Electronics Egypt S.A.E.		69,853	—	—	—	—	375
LG Innotek Co., Ltd.		4,599	—	664	—	—	76,530
Qingdao LG Inspur Digital Communication Co., Ltd.		7,065	—	—	—	—	—
P.T. LG Electronics Indonesia		157,820	—	—	—	—	164
Others		26,673	—	12	—	—	10,911

	~~W~~	681,993	—	676	—	—	90,677

	~~W~~	21,986,580	8,239	2,003,749	93,764	7,345,730	386,095

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2021		December 31, 2020	December 31, 2021	December 31, 2020
Subsidiaries
LG Display America, Inc.	~~W~~	1,851,411	1,341,210	25	5
LG Display Japan Co., Ltd.		462,618	344,276	5	12
LG Display Germany GmbH		586,120	287,359	23,593	7
LG Display Taiwan Co., Ltd.		445,830	296,556	151	95
LG Display Nanjing Co., Ltd.		334	2,465	613,161	385,925
LG Display Shanghai Co., Ltd.		499,770	319,033	5	11
LG Display Guangzhou Co., Ltd.		691	1,337	774,672	341,389
LG Display Guangzhou Trading Co., Ltd.		418,302	498,483	—	—
LG Display Shenzhen Co., Ltd.		97,129	27,327	15	—
LG Display Yantai Co., Ltd.		—	—	76,722	140,076
LG Display (China) Co., Ltd.		3,805	1,394	215,709	314,934
LG Display Singapore Pte. Ltd.		172,755	218,280	1	10
L&T Display Technology (Fujian) Limited		72,298	41,971	224,941	149,845
Nanumnuri Co., Ltd.		—	—	5,261	1,773
LG Display Vietnam Haiphong Co., Ltd.		9,088	16,632	993,392	605,531
Suzhou Lehui Display Co., Ltd.		76,396	46,760	8,863	16,047
LG Display High-Tech (China) Co., Ltd.		4,914	10,821	715,930	388,053

	~~W~~	4,701,461	3,453,904	3,652,446	2,343,713

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2021		December 31, 2020	December 31, 2021	December 31, 2020
Associates
WooRee E&L Co., Ltd.	~~W~~	878	—	157	18
AVATEC Co., Ltd.		3	—	2,748	2,714
Paju Electric Glass Co., Ltd.		—	—	79,302	84,095
YAS Co., Ltd.		—	—	14,773	9,134
Material Science Co., Ltd.		—	—	99	—

	~~W~~	881	—	97,079	95,961

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	66,247	93,749	92,323	75,290

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2021		December 31, 2020	December 31, 2021	December 31, 2020
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	711	80	31,184	25,330
LG Electronics Reynosa S.A. DE C.V		—	—	10	50
LG Electronics Mexicali S.A. DE C.V.		5,625	3,043	—	5
LG Electronics India Pvt. Ltd.		7,319	3,697	111	—
LG Electronics Vietnam Haiphong Co., Ltd.		52,327	36,417	243	16
LG Electronics Egypt S.A.E		19,489	13,359	—	—
P.T. LG Electronics Indonesia		15,555	48,677	32	—
Others		3,754	2,302	3,155	1,192

	~~W~~	104,780	107,575	34,735	26,593

	~~W~~	4,873,369	3,655,228	3,876,583	2,541,557

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as granting and collecting loans, which occurred in the normal course of business with related parties for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

There were no significant financing transactions with related parties for the year ended December 31, 2020.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2021 and 2020 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2021			December 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	549,184	101,044	27,279	13,892
LG Uplus Corp.		—	2,348	—	163
LG Chem Ltd. and its subsidiaries		150	377,981	2,944	66,535
S&I Corp. and its subsidiaries		313	260,319	5,862	121,637
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,551	442,654	117	86,346
LG Corp.		—	68,420	6,754	11,193
LG Management Development Institute		—	21,055	3,480	205
LG CNS Co., Ltd. and its subsidiaries		89	234,822	98	143,367
LG Household & Health Care Ltd. and its subsidiaries		—	71	—	50
G2R Inc. and its subsidiaries		—	23,519	—	11,931
Robostar Co., Ltd.		—	2,189	—	1,675

	~~W~~	552,287	1,534,422	46,534	456,994

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2020			December 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	376,848	88,437	81,353	13,104
LG Uplus Corp.		—	2,121	—	151
LG Chem Ltd. and its subsidiaries		1,071	440,577	2	81,929
S&I Corp. and its subsidiaries		324	180,027	5,864	56,014
Silicon Works Co., Ltd.		36	460,009	—	74,419
LG Corp.		—	57,200	6,799	1,417
LG Management Development Institute		—	8,294	3,480	351
LG CNS Co., Ltd. and its subsidiaries		228	144,408	251	79,708
LG Household & Health Care Ltd. and its subsidiaries		—	63	—	—
G2R Inc. and its subsidiaries		—	38,487	—	8,851
Robostar Co., Ltd.		—	1,132	—	814

	~~W~~	378,507	1,420,755	97,749	316,758

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Short-term benefits	~~W~~	3,747	2,233
Expenses related to the defined benefit plan		366	346

	~~W~~	4,113	2,579

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2021 and 2020 is as follows:

(In millions of won)
	2021		2020
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	391,653	(8,824)
Changes in other accounts payable arising from the purchase of intangible assets		459,972	99,693
Recognition of right-of-use assets and lease liabilities		12,500	11,193

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 15, 2022	By:	/s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director / Head of IR Division